FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	English language translation of Annual Securities Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 27, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

On June 29, 2006, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2006 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

Information furnished on this form includes;

I. Executive summary of the Annual Securities Report, and

II. English language translation of certain items disclosed in the Annual Securities Report.

EXHIBIT I

Annual Securities Report Pursuant to The Securities and Exchange Law of Japan For The Fiscal Year Ended March 31, 2006

Page
2. Stand-alone Financial Statements	118
(1) Stand-alone Financial Statements	118
1. Balance Sheet	118
2. Income Statement	120
3. Appropriation of Non-consolidated Retained Earnings	121
Significant Accounting Policies	122
Change in Representation	124
Additional Information
Notes to the Financial Statements	125
Significant Subsequent Events	131
Supplementary Information
(2) Major Assets and Liabilities
(3) Others

Item 6. Information on Share Handling, etc.

Item 7. Reference Information

PART II Information on Guarantor of the Company

Item 1. Information on Guarantor

Item 2. Information on Corporations Other than Guarantor

Item 3. Information on Index

Report of Independent Auditors	132

Note:	1.	Translation for the underlined items are attached to this form as below.
	2.	The U.S. dollar amounts, which are not displayed in the Annual Securities Report, are included on the consolidated financial statements, and those notes on this form solely for the convenience of the reader and have been translated at the rate of ¥117.48 = U.S. $1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006. This translation should not be construed to imply that the Yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

EXHIBIT II

PART I Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Accounting Principles	Japanese GAAP	U.S. GAAP
Year ended March 31	2002	2003		2004		2005	2006
Total revenue (Mil yen)	—	807,651		1,045,936		1,126,237	1,792,840
Operating revenue (Mil yen)	1,121,743	—		—		—	—
Net revenue (Mil yen)	—	566,274		803,103		799,190	1,145,650
Net operating revenue (Mil yen)	705,346	—		—		—	—
Income from continuing operations before income taxes and cumulative effect of accounting change (Mil yen)	—	47,409		282,676		204,835	445,600
Ordinary income (Mil yen)	192,255	—		—		—	—
Net income (Mil yen)	102,756	119,913		172,329		94,732	304,328
Shareholders’ equity (Mil yen)	1,704,988	1,642,328		1,785,688		1,868,429	2,063,327
Total assets (Mil yen)	18,177,716	21,169,446		29,752,966		34,488,853	35,026,035
Shareholders’ equity per share (Yen)	867.38	846.40		919.67		962.48	1,083.19
Net income per share (Yen)	52.32	61.26		88.82		48.80	159.02
Net income per share—diluted (Yen)	52.22	61.26		88.82		48.77	158.78
Shareholders’ equity as a percentage of total assets (%)	9.4	7.8		6.0		5.4	5.9
Return on shareholders’ equity (%)	6.14	7.39		10.05		5.18	15.48
Price/earnings ratio (times)	32.49	20.16		21.34		30.74	16.51
Cash flows from operating activities from continuing operations (Mil yen)	(369,530)	31,706		(78,375)		(278,929)	(566,327)
Cash flows from investing activities from continuing operations (Mil yen)	(146,175)	134,053		45,471		(121,824)	27,439
Cash flows from financing activities from continuing operations (Mil yen)	484,315	(22,205)		198,017		385,061	798,215
Cash and cash equivalents at end of the year (Mil yen)	356,634	491,237		637,372		585,115	991,961
Number of staffs	12,373	12,060		13,987		14,344	14,668
[Average number of temporary staffs, excluded from above]	[3,157 ]	[3,062	]	[3,107	]	[3,563 ]	[3,779	]

(Notes)

1	The selected financial data as of March 31, 2003, 2004, 2005 and 2006, and for the year ended March 31, 2003, 2004, 2005 and 2006 were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). And the selected financial data as of March 31, 2002 and for the year ended March 31, 2002 were stated in accordance with Japanese GAAP.
2	In accordance with SFAS No.144, “ Accounting for the Impairment or Disposal of Long-Lived Assets,” income from the operations that were reclassified to discontinued operations during the current period are separately reported as income from discontinued operations, and such amounts of the previous year were not significant.
3	Changes in the fair value of derivatives that are economically used to hedge non - trading assets and liabilities, but that do not meet the criteria in SFAS No.133 to qualify as an accounting hedge, are reported in current period earnings as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005 changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported reclassified to conform to the current year presentation. The amounts previously reported are as follows:

Year ended March 31	2003	2004
Total revenue (Mil yen)	840,919	1,099,546

4	In accordance with SFAS No.144, “ Accounting for the Impairment or Disposal of Long-Lived Assets,” cash flows from the operations that were reclassified to discontinued operations during the current period are separately reported as cash flows from discontinued operations. Such reclassification have been made in “ Cash flows from investing activities from continuing operations “ and “ Cash and cash equivalents at end of the year “. The amounts previously reported are as follows:

Year ended March 31	2005
Cash flows from investing activities from continuing operations (Mil yen)	(32,564)
Cash and cash equivalents at end of the year (Mil yen)	724,637

5	Effective with the year ended March 31, 2005, changes in Other secured borrowings which were previously included in Cash flows from financing activities from continuing operations are included in Cash flows from operating activities from continuing operations. Such reclassification have been made in “ Cash flows from operating activities from continuing operations “ and “ Cash flows from financing activities from continuing operations “. The amounts previously reported are as follows:

Year ended March 31	2003	2004
Cash flows from operating activities from continuing operations (Mil yen)	34,113	(1,825,894)
Cash flows from financing activities from continuing operations (Mil yen)	(24,612)	1,945,536

6	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.
7	Above ratios were calculated based on following formula:

• Shareholders’ equity as a percentage of total assets as of March 31, 2003, 2004, 2005 and 2006	=	Shareholders’ equity total	×100	(%)
Liabilities and shareholders’ equity total

• Shareholders’ equity as a percentage of total assets as of March 31, 2002	=	Shareholders’ equity total	×100	(%)
Liabilities, minority interest and shareholders’ equity total

• Return on shareholders’ equity	=	Net income	×100	(%)
(Previous fiscal year end shareholders’ equity total + fiscal year end shareholders’ equity total) / 2

• Price/earnings ratio	=	Share price
Net income per share

8	Net operating revenue was stated for the year ended March 31, 2002 by the amendment of the “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, September 28, 2001).
9	The number of staffs includes Financial Advisor with fixed-term employment contract and Saving Advisor from the year ended March 31, 2004.
10	In addition to above, the number of staffs in investee companies of private equity investment which were consolidated as subsidiaries on consolidated financial statement as of March 31, 2006 were 4,051 and average number of temporary staffs in those investee companies were 7,339.

(2)	Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2002	2003	2004		2005		2006
Operating revenue (Mil yen)	269,122	102,633	135,341		269,600		220,699
[Commissions]	[110,523 ]	[—]	[—]		[—]		[—]
Ordinary income (Mil yen)	68,186	10,742	39,448		179,408		131,282
Net income (loss) (Mil yen)	(37,212)	(12,825)	33,374		148,113		17,878
Common stock (Mil yen)	182,799	182,799	182,799		182,800		182,800
Number of issued shares (1,000 shares)	1,965,919	1,965,919	1,965,919		1,965,920		1,965,920
Shareholders’ equity (Mil yen)	1,441,634	1,342,035	1,367,005		1,485,538		1,446,649
Total assets (Mil yen)	2,023,909	2,121,113	2,469,719		3,010,792		3,627,776
Shareholders’ equity per share (Yen)	733.40	691.21	703.76		704.88		758,96
Dividend per share (Yen)	15.00	15.00	15.00		20.00		48.00
[Interim dividend per share] (Yen)	[—]	[—]	[7.50	]	[10.00	]	[12.00	]
Net income (loss) per share (Yen)	(18.94)	(6.70)	17.19		76.26		9.34
Net income per share—diluted (Yen)	—	—	17.19		76.21		9.32
Shareholders’ equity as a percentage of total assets (%)	71.2	63.3	55.4		49.3		39.9
Return on shareholders’ equity (%)	(2.51)	(0.92)	2.46		10.38		1.22
Price/earnings ratio (times)	—	—	110.20		19.67		281.05
Payout Ratio (%)	—	—	87.30		26.23		513.92
Dividend on shareholders’ equity (%)	2.05	2.17	2.13		2.61		6.32
Number of staffs	5	5	7		7		19
[Average number of temporary staffs, excluded from above]	[1 ]	[0 ]	[—]		[—]		[—]

(Notes)

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
2	Above ratios were calculated based on following formula:

• Shareholders’ equity as a percentage of total assets		=	Shareholders’ equity total	×100	(%)
Liabilities and shareholders’ equity total

• Return on shareholders’ equity	=	Net income		×100	(%)
(Previous fiscal year end shareholders’ equity total +
fiscal year end shareholders’ equity total) / 2

• Dividend on shareholders’ equity	=	Total dividend	×100(%)
Shareholders’ equity

• Price/earnings ratio	=	Share price
Net income per share

3	Number of staffs represents excludes seconded staffs outside Nomura Holdings, Inc. (hereinafter “the Company”) and its consolidated subsidiaries.
4	On October 1, 2001, The Company completed its reorganization and adopted a holding company structure. The selected financial data for as of March 31, 2001 are data when the Company was engaged in securities and securities-related business; the data for as of March 31, 2002 include six months’ results of securities and securities-related business.
5	The Company adopted “Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan (“ASBJ”), Financial Accounting Standard No. 2, September 25, 2002) and “Implementation Guidance for Accounting Standard for Earning per Share” (ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002) in the fiscal year ended March 31, 2003.
6	Net income per share – diluted for as of March 31, 2002 and 2003 are not stated as net loss per share is recorded.
7	The Company introduced the interim dividend system from the fiscal year ended March 31, 2004.
8	The amounts presented for the fiscal year ended March 31, 2005 or after are rounded. The amounts presented for the fiscal year ended March 31, 2004 or before are truncated.

3. Business Overview.

Nomura Holdings, Inc. and its consolidated subsidiaries and variable interest entities (VIEs) of 179 and affiliated companies accounted for under the equity method of 14 primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, asset management and other broker-dealer business and financing.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust and Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

JOINVEST Securities Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) B.S.C.(Closed)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Malaysia Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Item 2. Operating and Financial Review

1. Operating Results.

(1) Operating results

You should read the following discussion of our operating and financial review and prospects together with Item 1 “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report. Operating results for the year ended March 31, 2004 are based on our consolidated financial information submitted on June 29, 2004, and certain reclassifications of reported amounts have been made to conform to the current year presentation. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under “Risk Factors” and elsewhere in this annual report.

Business Environment

Japan

The Japanese economy came to a standstill around the middle of 2004, primarily owing to inventory adjustments in the IT/digital sectors. However, capital expenditure regained momentum in 2005, and the IT/digital sectors recovered in the second half of the year as inventory adjustments came to an end. The Japanese economy moved out of its lull, and has been increasing in strength ever since. During this time, the United States, Chinese, and other overseas economies generally remained healthy, and this provided a tailwind for Japan’s economy.

Corporate earnings have expanded steadily since the fiscal year ended March 2003, and this trend was maintained in the year ended March 2006, which looks likely to be the fourth straight year of growth in corporate earnings. Overall growth was driven by another year of strength for materials and other sectors sensitive to commodity prices, but there were also strong performances in processing sectors such as automobiles and machinery, as well as in the financials sector.

The stock market traded in a narrow range for more than a year from spring 2004, but then rallied strongly from August 2005. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, stood at 1,182.18 at the end of March 2005, little changed from 1,179.23 at the end of March 2004, but by the end of March 2006 the TOPIX had risen 46%, to 1,728.16. Similarly, the Nikkei Stock Average came to 11,668.95 at the end of March 2005, slightly down from 11,715.39 at the end of March 2004, but had climbed 46% by the end of March 2006, to 17,059.66.

Yields on newly issued 10-year Japanese Government bonds declined moderately from around the middle of 2004, when Japan’s economy entered a flat period, up to the middle of 2005. From mid-2005 until the start of 2006, yields increased modestly as the economy moved out of its soft patch, but remained for the most part in a range of 1.2-1.6%. However, in March 2006 the Bank of Japan announced the end of its policy of quantitative easing, causing yields to start rising faster and to break out of the range, briefly reaching 2% in April 2006.

Between the autumn and the end of 2004, the U.S. dollar slumped to around ¥102 against the Japanese yen and around US$1.36 against the euro on expectations of a revaluation in the renminbi. However, in 2005, the dollar rebounded on expectations of an expanding interest rate spread between the United States and Japan and the United States and Europe, owing to forecasts that the strong United States economy would prompt further rate hikes, that quantitative easing was likely to remain in place for the time being in Japan, and that interest rates would be on hold in Europe. By autumn 2005, the dollar was trading at around ¥121, and the euro at around US$1.17. In December 2005, the European Central Bank (ECB) lifted interest rates, and expectations started to mount that quantitative easing would soon end in Japan, causing the dollar to fluctuate. In March 2006, the ECB announced a further rate hike, and the Bank of Japan ended its policy of quantitative easing. At the same time, speculation about an end to the current round of interest rate hikes in the United States began to increase, and the dollar fell sharply in April as a result.

Overseas

The economies of the world’s leading industrialized nations lost some momentum in manufacturing sectors from the middle of 2004, as inventories were worked down in IT-related sectors. Overall, however, the economies remained strong up to spring 2006. International commodity prices maintained their upward momentum through spring 2006, after trending upward through 2004 and 2005, albeit with volatility along the way. A cycle of interest rate hikes started in the United States in June 2004, with the latest hike coming in May 2006, and in Europe interest rates began rising from December 2005. The Chinese authorities continue to take measures aimed at cooling an overheating economy.

The U.S. economy experienced healthy real GDP growth of 2.7% in 2003, 4.2% in 2004, and 3.5% in 2005. The U.S. economy in 2004 was bolstered by growth in capital expenditure by companies taking advantage of tax breaks on investment, and also by strong exports. This trend weakened only mildly into 2005, and consumer spending was also robust, underpinned by improving employment conditions and the continuing housing boom. The expansion slowed substantially in the fourth quarter as spending on motor vehicles was restrained following a surge in summer. However, the economy rebounded strongly in the first quarter of 2006.

The Federal Reserve Board started to raise interest rates in June 2004. In the two-year period through May 2006, the Federal Open Market Committee, or FOMC, hiked the Federal funds rate to 5%, from 1%. Despite the rate hikes, the 10-year yield on U.S. Treasuries remained steady up to 2005, at around 4.0-4.6%. However, the uptrend strengthened from March 2006, and since May the yield has been moving above the 5% mark. The Dow Jones Industrial Average, or DJIA, moved within the 9,800-11,000 point range from 2004 to 2005, as the cycle of interest rate hikes got under way. Moving into 2006, the DJIA broke through the 11,000 mark as speculation mounted that the cycle of interest rate hikes was nearing its end. However, the view that rates will continue to climb remains deep-rooted, making the market volatile.

The European economies have expanded at a more measured pace than the U.S. and Japanese economies. The ECB lifted its benchmark interest rate by 0.25 percentage point in December 2005, and by a further 0.25 percentage point in March 2006, bringing the rate to 2.5%. Despite some corrections along the way, European share prices generally trended upward from autumn 2004 to April 2006, before a slightly larger correction in May 2006.

After a very strong performance in 2004, Asian economies other than Japan grew at a slightly slower pace in 2005, but were nonetheless strong. The Chinese government further tightened its monetary policy to guard against the continued threat of an overheating economy. Meanwhile, the Indian economy eclipsed the growth attained in 2004.

Executive Summary

During the fiscal year under review, the Japanese economy remained at a standstill until the summer of 2005, but the mood of recovery gradually strengthened in the latter half of the year. The scope of the recovery also widened as capital investment and employment began expanding among companies that had regained profitability thanks to restructuring. The stock market broke out of its narrow trading range in August and started climbing dramatically, fueled by expectations that the Japanese economy had finally emerged from deflation. For some time into the New Year, stock prices fluctuated considerably, but then, at the end of March, the Tokyo Stock Price Index (TOPIX) reached its highest level in approximately six years. Japan’s corporate revival was duly acknowledged on the market as stock prices rose in a broad range of industries. With the renewed appetite for capital investment, the amount of funds raised by listed companies through the issue of stocks and bonds on domestic and overseas capital markets reached high levels. In this environment, we were able to expand our business by offering our customers a variety of creative financial solutions or investment opportunities through the capital markets and by diversifying our revenue sources. As a result, income from continuing operations before income taxes increased by 118% from ¥ 204.8 billion for the year ended March 31, 2005 to ¥445.6 billion for the year ended March 31, 2006. Net income increased by 221% from ¥94.7 billion for the year ended March 31, 2005 to ¥304.3 billion for the year ended March 31, 2006. Our return on equity (ROE) increased to 15.5% for the year ended March 31, 2006 from 5.2% for the year ended March 31, 2005.

In Domestic Retail, net revenue for the year ended March 31, 2006 was ¥446.5 billion, up 47% from the previous year, and income before income taxes was ¥197.2 billion, up 143% from the previous year, as we responded to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. We also enhanced our consultation abilities by adding staff education and training programs as well as increasing the capacity of our call centers, and we developed and introduced new products with a client-focused approach. Domestic client assets in Domestic Retail (including regional financial institutions) and Financial Management Division have continued to grow after reaching ¥80.5 trillion, the highest figure ever, as of March 31, 2006.

In Global Markets, net revenue for the year ended March 31, 2006 was ¥371.1 billion, up 53% from the previous year, and income before income taxes was ¥157.7 billion, up 162% from the previous year. Fixed Income revenue grew as a result of firm client order flow, strong derivative trading underpinned by a positive turnaround in the market environment, and contributions from the asset finance business. In Equity, active stock markets led to a recovery in order flow from domestic and foreign institutional investors, while block trades, multiple private offerings and trading gains in equity derivatives pushed up overall net revenue.

In Global Investment Banking, net revenue for the year ended March 31, 2006 was ¥99.7 billion, up 32% from the previous year, and income before income taxes was ¥51.5 billion, up 76% from the previous year. Equity underwriting fees increased as we served as lead manager for large public offerings and M&A/Financial advisory fees increased as we acted as financial advisor for a number of large deals. In international deals, we acted as lead manager for deals for a number of Asia’s representative companies.

In Global Merchant Banking, net revenue for the year ended March 31, 2006 was ¥68.2 billion, up 830% from the previous year, and income before income taxes was ¥55.4 billion. This was the result of large contributions from Nomura Principal Finance’s sale of its stake in Millennium Retailing, Inc., and the partial sale of Wanbishi Archives and other investee companies. We actively invested in start-ups in Japan, Europe, and the United States, primarily in the growth sectors of biotechnology, technology, and health care, and recovered some of our investments through IPOs.

In Asset Management, net revenue for the year ended March 31, 2006 was ¥65.8 billion, up 34% from the previous year, and income before income taxes was ¥20.6 billion, up 106% from the previous year. In Japan, the investment trust market has undergone a full-fledged recovery, as evidenced by the fact that assets under management in stock investment trusts are approaching a record level. We expanded our product lineup to meet clients’ increasingly diverse asset management needs. The assets under management of Nomura Asset Management reached ¥21.4 trillion and the total assets under management in Asset Management amounted to ¥25.8 trillion as of March 31, 2006.

Over the past five years, we have increased the size of our balance sheet, while ensuring high liquidity and maintaining sufficient equity capital. The primary drivers of the increase in the balance sheet are the growth of trading activities, mainly highly liquid government bonds, notes and bills. This growth has been mainly funded through secured financing, long-term debt, and equity. Total equity capital increased by ¥458.4billion from ¥1,604.9 billion as of March 31, 2002 to ¥2,063.3 billion as of March 31, 2006. We monitor the size, composition and growth of our balance sheet, diversify funding sources, and review equity capital base, its allocation and business mix to ensure it delivers return on equity commensurate to risk profile, the market circumstances, and our peer group. Liquidity is of critical importance, and we have created a robust set of liquidity policies to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of assets.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated. Operating results for the year ended March 31, 2004 are based on our consolidated financial information submitted on June 29, 2004, and certain reclassifications of reported amounts have been made to conform to the current year presentation.

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues:
Commissions	¥210,216	¥221,963	¥356,325	$3,033
Fees from investment banking	86,994	92,322	108,819	926
Asset management and portfolio service fees	66,193	78,452	102,667	874
Net gain on trading	229,042	201,686	304,223	2,590
Gain on private equity investments	13,138	7,744	12,328	105
Gain on investments in equity securities	55,888	15,314	67,702	576
Private equity entities product sales(1)	17,640	75,061	88,210	751
Other	23,565	32,316	58,753	500

Total Non-interest revenues	¥702,676	¥724,858	¥1,099,027	$9,355
Net interest revenue	100,427	74,332	46,623	397

Net revenue	803,103	799,190	1,145,650	9,752
Non-interest expenses	520,427	594,355	700,050	5,959

Income from continuing operations before income taxes	282,676	204,835	445,600	3,793
Income tax expense	110,347	110,103	188,972	1,609

Income from continuing operations	¥172,329	¥94,732	¥256,628	$2,184

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in 2006)	—	—	99,413	846
Income tax expense	—	—	51,713	440

Gain on discontinued operations	—	—	47,700	406

Net income	¥172,329	¥94,732	¥304,328	$2,590

Return on equity	10.1%	5.2%	15.5%

(1)	See “Private Equity Business” below.

Net revenue increased by 43% from ¥799.2 billion for the year ended March 31, 2005 to ¥1,145.7 billion for the year ended March 31, 2006. Commissions increased by 61% as Domestic Retail increased offerings of their products and services to take advantage of increased demand. Asset management and portfolio service fees also increased by 31% due primarily to the growth in the net assets of stock investment trusts. Net gain on trading increased by 51% from the previous year, due primarily to the strong performance of the stock market. Gain on private equity investments increased by 59% from the previous financial year, due to realized and unrealized gains. Gain on investments in equity securities increased by 342% from the previous financial year, reflecting a strong Japanese stock market in the year.

Net revenue decreased by 0.5% from ¥803.1 billion for the year ended March 31, 2004 to ¥799.2 billion for the year ended March 31, 2005. Commissions increased by 6% as Domestic Retail increased offerings of their products and services to take advantage of increased demand. Asset management and portfolio service fees also increased by 19% due primarily to the growth in the net assets of stock investment trusts. Private equity entities product sales increased by 326%, due primarily to the effect of consolidation of certain investments in our private equity business. These increases were offset by lower net gains from trading, a decrease in gain on private equity investments and a decrease in the valuation of our investments in equity securities. Net gain from equity trading increased by 2% from the previous year, given the steady performance of the stock market. Net gain from fixed income and other trading decreased by 21% reflecting the decrease in the placements and sales of foreign bonds. Gain on private equity investments decreased by 41% from the previous financial year, due to lower realized and unrealized gains. Gain on investments in equity securities decreased by 73% from the previous financial year, reflecting a flat Japanese stock market in the year, compared with the large gains seen in the previous year.

Net interest revenue was ¥100.4 billion for the year ended March 31, 2004, ¥74.3 billion for the year ended March 31, 2005 and ¥46.6 billion for the year ended March 31, 2006. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. Net interest revenue for the year ended March 2006 declined by 37% from the year ended March 31, 2005, primarily due to rising interest rates and an increase in repo/reverse repo activities. An increase in the trading positions, notably common stock long position as transactions became active, resulted in increased funding demands. Increase in stock lending activities also contributed to the increase in funding usage. On a gross basis, both interest revenue and interest expense rose 73% and 98% respectively in 2006. These rises were mostly attributable to the increase in repo/reverse repo transactions. Net interest revenue for the year ended March 2005 declined by 26% from the year ended March 31, 2004, primarily due to rise in short-term funding rates while repo/reverse repo activities increased. Both interest revenue and interest expense rose 17% and 35%, respectively, as interest—and dividend—earning assets and interest—bearing liabilities increased.

In our consolidated income statement, we include under “Revenue” gain (loss) on investments in equity securities. We recorded gains on such investments in the amount of ¥55.9 billion for the year ended March 31, 2004, ¥15.3 billion for the years ended March 31, 2005 and ¥67.7 billion for the years ended March 31, 2006. This line item includes unrealized gains and losses on operating investments, and gains and losses realized upon disposition of operating investments. Operating investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, operating investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 18% from ¥594.4 billion for the year ended March 31, 2005 to ¥700.1 billion for the year ended March 31, 2006. The increase in non-interest expenses was mainly due to compensation and benefit costs. Compensation and benefit costs increased by 18% from ¥275.0 billion for the year ended March 31, 2005 to ¥325.4 billion for the year ended March 31, 2006, resulting from increased net revenue.

Non-interest expenses increased by 14% from ¥520.4 billion for the year ended March 31, 2004 to ¥594.4 billion for the year ended March 31, 2005. The increase in non-interest expenses was mainly due to private equity entities cost of goods sold. Private equity entities cost of goods sold increased by 277% from ¥11.9 billion for the year ended March 31, 2004 to ¥44.7 billion for the year ended March 31, 2005.

Income from continuing operations before income taxes was ¥282.7 billion for the year ended March 31, 2004, ¥204.8 billion for the year ended March 31, 2005 and ¥445.6 billion for the year ended March 31, 2006.

We are subject to a number of different taxes in Japan. For the year ended March 31, 2003, we adopted the consolidation tax system permitted under Japanese tax law. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. Reflecting the surtax, the Japanese statutory tax rate was approximately 44% for the year ended March 31, 2004. The consolidation tax system targets only a national tax. New Japanese tax legislation was introduced in March 2003, reducing the standard enterprise tax rate and creating taxes on capital and certain expenses defined by law. This legislation became effective on April 1, 2004, and resulted in a domestic statutory tax rate of approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one-year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for Income from continuing operations for the year ended March 31, 2006 was ¥189.0 billion, representing an effective tax rate of 42.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the local taxes in Japan and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2006 by approximately 12.3%. Second, tax benefit has been recognized in Japan on the devaluation of investment in a foreign subsidiary company. This had the effect of decreasing the effective tax rate for the year ended March 31, 2006 by approximately 10.5%.

Income tax expense for the year ended March 31, 2005 was ¥110.1 billion, representing an effective tax rate of 53.8%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, most importantly the non-recoverability of losses in certain U.S. subsidiaries and a reduction in the deferred tax assets previously recorded in certain European subsidiaries as a result of a review of the future realizable value of certain Terra Firma investments in Europe in association with changes in U.K. tax treatment. This had the effect of increasing the effective tax rate for the year ended March 31, 2005 by approximately 19.9%. Second, tax benefit has been recognized in Japan on the devaluation of investment in a foreign subsidiary company. This had the effect of decreasing the effective tax rate for the year ended March 31, 2005 by approximately 9.4%.

Income tax expense for the year ended March 31, 2004 was ¥110.3 billion, representing an effective tax rate of 39.0%. The effective tax rate was below our statutory tax rate of 44% mainly due to two reasons. First, in reviewing our capital base and our business mix in each of our three overseas regions (Americas, Europe, Asia and Oceania) as part of our strategy to establish ourselves firmly as a globally competitive Japanese financial institution, we determined that we would not repatriate undistributed earnings of our three regional holding companies (Nomura Holding America Inc., Nomura Europe Holdings plc and Nomura Asia Holding N.V.) within the foreseeable future. As a result, we have reversed ¥8.5 billion of previously provided deferred tax liabilities. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%. The second reason was the lower tax rate applicable to income (loss) of our foreign subsidiaries. Net income from these subsidiaries decreased the effective tax rate for the year ended March 31, 2004 by, a further 1.6%.

On January 31, 2006, we sold our stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in our private equity business and accounted for as a consolidated subsidiary. In the year ended March 31, 2006, MR has been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and its results of operations, including the gain on sale, and cash flows are separately reported.

Net income was ¥172.3 billion for the year ended March 31, 2004, ¥94.7 billion for the year ended March 31, 2005 and ¥304.3 billion for the year ended March 31, 2006. Our return on equity was 10.1% for the year ended March 31, 2004, 5.2% for the year ended March 31, 2005 and 15.5% for the year ended March 31, 2006.

Results by Business Segment

We operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, impairment loss on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for relationship purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 18 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 18. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Domestic Retail

In Domestic Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Domestic Retail

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥304,035	¥301,464	¥442,981	$3,771
Net interest revenue	1,722	2,903	3,554	30

Net revenue	305,757	304,367	446,535	3,801
Non-interest expenses	226,213	223,200	249,330	2,122

Income before income taxes	¥79,544	¥81,167	¥197,205	$1,679

Net revenue for the year ended March 31, 2006 was ¥446.5 billion, increasing 47% from ¥304.4 billion for the year ended March 31, 2005, reflecting strong growth in commissions and fees in stock brokerage and asset management fees. The increase in commissions and fees in stock brokerage was caused by the increase in equity trading volumes mainly due to the strong performance of the stock market. Additionally, the increase in asset management fees was caused by increases in the balances for stock investment trusts.

Net revenue for the year ended March 31, 2005 was ¥304.4 billion, decreasing 0.5% from ¥305.8 billion for the year ended March 31, 2004. This was due to the fact that the placements and sales of foreign bonds decreased, while commissions and fees in stock brokerage and asset management fees increased. The increase in commissions and fees in stock brokerage was caused by the increase in equity trading volumes mainly due to the steady performance of the stock market. Additionally, the increase in asset management fees was caused by increases in the balances for stock investment trusts. These increases in commissions and fees in stock brokerage and asset management fees were offset by a decrease in revenue reflecting the decrease in the placements and sales of foreign bonds.

Non-interest expenses for the year ended March 31, 2006 were ¥249.3 billion, increasing 12% from ¥223.2 billion for the year ended March 31, 2005 mainly due to increases in compensation and benefits.

Non-interest expenses for the year ended March 31, 2005 were ¥223.2 billion, decreasing 1% from ¥226.2 billion for the year ended March 31, 2004, due primarily to the fact that higher compensation and benefits expenses were offset by lower non-compensation-related expenses.

Income before income taxes were ¥79.5 billion for the year ended March 31, 2004, ¥81.2 billion for the year ended March 31, 2005 and ¥197.2 billion for the year ended March 31, 2006.

The graph below shows the revenue composition by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2004, 2005, and 2006.

As described above, revenue composition of investment trusts increased from 17% for the year ended March 31, 2005 to 22% for the year ended March 31, 2006, due primarily to increased distribution of investment trusts. Revenue composition of equities represented 45%, unchanged from the previous year, although revenue from equities increased due to the strong performance of the Japanese equity markets. Revenue composition of bonds, asset management and variable annuity insurance declined from the previous year as of March 31, 2006 because of an overall increase in the revenue size of total Domestic Retail non-interest revenue.

Domestic client assets

The following graph shows amounts and details regarding domestic client assets at March 31, 2004, 2005, and 2006. Domestic client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products in Domestic Retail (including regional financial institutions) and Financial Management Division.

Domestic Client Assets

Domestic client assets increased by ¥19.3 trillion from ¥61.2 trillion at March 31, 2005 to ¥80.5 trillion at March 31, 2006, due primarily to market appreciation of equity securities, reflecting a strong market environment, and, to a lesser extent, net new money. The balance of our clients’ investment trusts increased 21% from ¥10.0 trillion at March 31, 2005 to ¥12.1 trillion at March 31, 2006, reflecting net cash inflows by clients of ¥1.1 trillion and market appreciation of ¥1.0 trillion.

Domestic client assets increased by ¥6.4 trillion from ¥54.8 trillion at March 31, 2004 to ¥61.2 trillion at March 31, 2005, primarily reflecting an increase of net assets inflows in equity securities related to the incentive created by revisions to the Japanese tax system for taxpayers to place equity positions in the custody of securities companies. The balance of our clients’ investment trusts slightly decreased 1% from ¥10.1 trillion at March 31, 2004 to ¥10.0 trillion at March 31, 2005, primarily reflecting net cash outflows by clients of ¥0.1 trillion.

Global Markets

Global Markets utilizes its global network to conduct sales and trading activities in fixed income and equity products. The areas we are currently focusing upon include, among others, enhancement of our trading and structuring capabilities in derivatives and hybrid products, introduction of further innovative products into the primary markets, strengthening our production of market-oriented credit products, including securitization financing, and growth of our asset finance business, particularly in the real estate area.

Furthermore, we strive to meet diversified client needs by utilizing our sophisticated risk management technologies and risk tolerance backed by our capital base which we seek to maintain at a firm level consistent with the risks we assume. Our global client base, which we have developed and expanded through our efforts to consistently provide high-quality research and quantitative analysis, supplies us order flows globally, which, together with our proprietary positions, enable us to provide various solutions to our clients.

Operating Results of Global Markets

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥201,706	¥170,667	¥327,716	$2,790
Net interest revenue	82,441	72,420	43,392	369

Net revenue	284,147	243,087	371,108	3,159
Non-interest expenses	163,304	182,901	213,387	1,817

Income before income taxes	¥120,843	¥60,186	¥157,721	$1,342

Net revenue increased by 53% from ¥243.1 billion for the year ended March 31, 2005 to ¥371.1 billion for the year ended March 31, 2006, due primarily to increases in net gain on trading and commissions reflecting a strong market environment.

Net revenue decreased by 14% from ¥284.1 billion for the year ended March 31, 2004 to ¥243.1 billion for the year ended March 31, 2005, due primarily to a decrease in net gain on trading reflecting the decline in market volatility and other deteriorating market environmental factors, as well as lower customers’ order flow.

Non-interest expenses increased by 17% from ¥182.9 billion for the year ended March 31, 2005 to ¥213.4 billion for the year ended March 31, 2006, due primarily to increases in compensation and benefit costs and commissions and floor brokerage in line with higher revenues.

Non-interest expenses increased by 12% from ¥163.3 billion for the year ended March 31, 2004 to ¥182.9 billion for the year ended March 31, 2005, due primarily to increased compensation and benefit costs and increased level of employment, in part due to the build up of our product capabilities. In addition, excluding compensation and benefits expense, for the same reason, non-interest expenses also increased, primarily due to higher professional fees.

Income before income taxes was ¥120.8 billion for the year ended March 31, 2004, ¥60.2 billion for the year ended March 31, 2005 and ¥157.7 billion for the year ended March 31, 2006.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31
	2004	2005	2006
Nomura’s Share in Japanese Government bond auctions	16%	18%	11%
Nomura’s Share in secondary bond trading	16%	14%	13%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31
	2004	2005	2006
TOPIX	1,179.23	1,182.18	1,728.16
	49.6%	0.3%	46.2%
Nikkei 225 (“Nikkei Stock Average”)	11,715.39	11,668.95	17,059.66
	46.9%	(0.4)%	46.2%

The Japanese stock market traded in a narrow range for more than a year from spring 2004, but then rallied strongly from August 2005. The key TOPIX index, for example, changed from 1,182.18 points as of the end of March 2005, to 1,728.16 points as of the end of March 31, 2006. Similarly, the Nikkei Stock Average increased from 11,668.95 points as of the end of March 2005, to 17,059.66 points as of the end of March 2006. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2004	2005	2006
Total equity trading market in Japan	8%	7%	7%
Off-floor/off-exchange equity trading market in Japan	16%	17%	21%

Global Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of bonds, stocks, and other instruments in the major global markets of Asia, Europe, and the U.S. We have been enhancing our M&A and financial advisory capabilities for cross border deals as well as Japanese deals.

Operating Results of Global Investment Banking

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥67,004	¥73,271	¥98,087	$835
Net interest revenue	3,865	2,174	1,579	13

Net revenue	70,869	75,445	99,666	848
Non-interest expenses	53,703	46,231	48,127	410

Income before income taxes	¥17,166	¥29,214	¥51,539	$438

Net revenue increased by 32% from ¥75.4 billion for the year ended March 31, 2005 to ¥99.7 billion for the year ended March 31, 2006, due primarily to an increase in fees earned from underwriting public stock offerings and M&A and financial advisory.

Net revenue increased by 6% from ¥70.9 billion for the year ended March 31, 2004 to ¥75.4 billion for the year ended March 31, 2005, due primarily to an increase in fees earned from underwriting public stock offerings. Net revenue also benefited from business using our own capital to provide solutions, particularly multiple private offerings.

Non-interest expenses increased by 4% from ¥46.2 billion for the year ended March 31, 2005 to ¥48.1 billion for the year ended March 31, 2006, due primarily to an increase in compensation and benefit costs.

Non-interest expenses decreased by 14% from ¥53.7 billion for the year ended March 31, 2004 to ¥46.2 billion for the year ended March 31, 2005, due primarily to restructuring of business operations.

Income before income taxes was ¥17.2 billion for the year ended March 31, 2004, ¥29.2 billion for the year ended March 31, 2005 and ¥51.5 billion for the year ended March 31, 2006.

The following table shows changes in our market share (value base) in the underwriting market for bonds and stocks in Japan.

	Year Ended March 31
	2004	2005	2006
Nomura’s Share in Japanese IPOs	27%	32%	20%
Nomura’s Share in Japanese Public Offerings	33%	25%	27%
Nomura’s Share in Japanese Straight Bonds	19%	17%	18%
Nomura’s Share in Japanese Samurai Bonds	16%	12%	13%

Global Merchant Banking

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. The Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Since March 27, 2002, our principal finance investments in Europe have been managed by Terra Firma, as explained in “Private Equity Business” below.

Operating Results of Global Merchant Banking

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥22,135	¥20,910	¥80,402	$684
Net interest revenue	(11,415)	(13,572)	(12,158)	(103)

Net revenue	10,720	7,338	68,244	581
Non-interest expenses	10,220	10,370	12,809	109

Income before income taxes	¥500	¥(3,032)	¥55,435	$472

Net revenue increased by 830% from ¥7.3 billion for the year ended March 31, 2005 to ¥68.2 billion for the year ended March 31, 2006, due primarily to large realized gains from Nomura Principal Finance’s sale of its stake in Millennium Retailing, Inc., and the partial sale of Wanbishi Archives and other investee companies.

In the year ended March 2006, realized gains from investments in Japan from which we exited were ¥77.6 billion and unrealized losses from investments in Japan were ¥3.8 billion. The fair value of the Terra Firma investments decreased by ¥8.1 billion mainly for the following reasons. Falling market share, lower than expected demand for new products, a reduction in the contract base and increase in pension exposure were the main factors causing the net realizable value of these investments to be reduced. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, rent reviews resulted in a significant uplift ahead of management expectations during this period. Lower cost of capital due to introduction of new debt financing also contributed to the sector’s performance. The solid performance by the property investments was offset by fair value reductions in a number of investments in the Retail, Consumer Finance and Service sector.

Net revenue decreased by 32% from ¥10.7 billion for the year ended March 31, 2004 to ¥7.3 billion for the year ended March 31, 2005, due primarily to funding costs for its assets in Europe, although realized gains from investments in Japan from which we exited and a rise in the fair value of the Terra Firma investment in Europe.

In the year ended March 2005, realized gains from investments in Japan from which we exited were ¥1.9 billion. The rise in the fair value of the Terra Firma investments was ¥4.0 billion mainly for the following reasons. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, a renegotiation of the original terms significantly increased the number of apartments available for sale each year. The solid performance by the property investments was partially offset by fair value reductions in a number of investments in the retail and service sector. Falling market share, lower than expected demand for new products and a reduction in the contract base and a fall in average revenues per contract, were the main factors causing the net realizable value of these investments to be reduced.

In the year ended March 2004, realized gains from investments in Japan from which we exited were ¥1.9 billion. The rise in the fair value of the Terra Firma investments was ¥11.3 billion mainly for the following reasons. This gain was primarily due to a strong performance of a number of property investments, although this was partially offset by fair value decreases in a number of retail and consumer finance investments. Factors influencing the increase in valuation in the real estate investments included a lack of supply driving property prices higher and the fact that property sales were at a substantial premium to acquisition cost and exceeded original expectations in terms of lead-time to disposal. Against this, changing consumer buying habits and a corresponding fall in sales and margin adversely impacted the performance of one of the retail investments. Furthermore, the net realizable value of a number of investments in consumer sector was reduced given the poor performance in respect of sales and new product roll-out.

Non-interest expenses increased by 24% from ¥10.4 billion for the year ended March 31, 2005 to ¥12.8 billion for the year ended March 31, 2006, due primarily to higher professional fees and increased compensation and benefit costs associated with increased net revenue.

Non-interest expenses increased by 1% from ¥10.2 billion for the year ended March 31, 2004 to ¥10.4 billion for the year ended March 31, 2005, essentially unchanged from the year ended March 31, 2004, as increases in professional fees were offset by decreases in compensation and benefits.

Income before income taxes was ¥0.5 billion for the year ended March 31, 2004, loss before income taxes was ¥3.0 billion for the year ended March 31, 2005 and income before income taxes was ¥55.4 billion for the year ended March 31, 2006.

Asset Management

Our Asset Management business is conducted principally through Nomura Asset Management Co., Ltd. We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd., other brokers, banks and Japan Post. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees. Also, in the defined contribution pension business, we receive commissions as a plan administrator. In January 2006, Nomura Bank (Luxembourg) S.A., which is engaged in fund administration and custody business, was integrated into Asset Management.

Operating Results of Asset Management

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥38,214	¥47,056	¥63,030	$537
Net interest revenue	2,062	1,937	2,813	24

Net revenue	40,276	48,993	65,843	561
Non-interest expenses	39,783	39,005	45,220	385

Income before income taxes	¥493	¥9,988	¥20,623	$176

Net revenue increased by 34% from ¥49.0 billion for the year ended March 31, 2005 to ¥65.8 billion for the year ended March 31, 2006, due primarily to increases in asset management and portfolio service fees driven by growth of assets under management.

Net revenue increased by 22% from ¥40.3 billion for the year ended March 31, 2004 to ¥49.0 billion for the year ended March 31, 2005, due primarily to increases in asset management and portfolio service fees reflecting increases in assets under management of Nomura Asset Management and Nomura Corporate Research and Asset Management Inc.

Non-interest expenses increased by 16% from ¥39.0 billion for the year ended March 31, 2005 to ¥45.2 billion for the year ended March 31, 2006, due primarily to increased compensation and benefit costs associated with increased net revenue.

Non-interest expenses decreased by 2% from ¥39.8 billion for the year ended March 31, 2004 to ¥39.0 billion for the year ended March 31, 2005, due primarily to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management in September 2003.

Income before income taxes was ¥0.5 billion for the year ended March 31, 2004, ¥10.0 billion for the year ended March 31, 2005 and ¥20.6 billion for the year ended March 31, 2006.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	March 31
	2004	2005	2006
	(in billions)
Nomura Asset Management Co., Ltd.	¥15,936	¥16,231	¥21,381
Nomura Corporate Research and Asset Management Inc.	815	1,152	1,231
Nomura BlackRock Asset Management Co., Ltd.	1,156	981	1,224
Nomura Funds Research and Technologies Co., Ltd.	122	423	1,395
MAINTRUST KAG mbH	193	222	299
Nomura Funds Research and Technologies America, Inc.	107	139	254

Total	¥18,329	¥19,148	¥25,785

(Note) The amounts as of March 31, 2004 include those of NOMURA MAINTRUST GmbH, which was merged into MAINTRUST KAG mbH effective on April 1, 2004.

Asset Management Business

Assets under management were ¥25.8 trillion as of March 31, 2006, ¥7.5 trillion increase from March 31, 2004, and ¥6.6 trillion increase from March 31, 2005. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥21.4 trillion.

The Nikkei Stock Average rose by 46% to 17,059.66 points as of the end of March 2006 from 11,668.95 points a year earlier. The net assets of stock investment trusts increased due primarily to positive market movement and net cash inflows by clients. However, assets of Exchange Traded Funds declined and assets of bond investment trust products were unchanged. Investment advisory assets increased, due primarily to an increase in assets from overseas investors.

Investment trust assets included in the assets under management by Nomura Asset Management were ¥14.0 trillion as of March 31, 2006, up ¥3.2 trillion, or 29%, from the previous year, reflecting net cash inflows by clients of ¥1.5 trillion and market appreciation of ¥1.7 trillion. For the year ended March 31, 2005, the balance of investment trusts managed by Nomura Asset Management was ¥10.8 trillion, down ¥0.4 trillion, or 4%, from the previous year, reflecting net cash outflows by clients of ¥0.5 trillion and market appreciation of ¥0.1 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts declined to 21% as of March 31, 2006 because of an overall increase in the market size of publicly offered stock investment trusts.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2004	2005	2006
Total of publicly offered investment trusts	28%	24%	21%
Stock investment trusts	19%	15%	15%
Bond investment trusts	40%	42%	42%

Defined contribution pension plan business in Japan

We offer various services in connection with the defined contribution pension plan business in Japan. Among other things, we provide consulting and support services for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply and investor education. As of the end of March 2006, there were 187 plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 280,000 persons.

Other Operating Results

Other operating results include gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, impairment loss on long-lived assets, corporate items and other financial adjustments. Please refer to Note 18 to our consolidated financial statements included in this annual report for a reconciliation of segment results to income statement information.

Income before income taxes in other operating results was ¥7.0 billion for the year ended March 31, 2004, ¥10.1 billion for the years ended March 31, 2005 and loss before income taxes in other operating results was ¥30.5 billion for the years ended March 31, 2006.

Summary of Regional Contribution

For a summary of our net revenue and income from continuing operations before income taxes by geographic region, see Note 18 to our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating and Financial Analysis, (4) Liquidity and Capital Resources.

(2) Trading Activities

Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes, including securities pledged as collateral at March 31, 2005 and 2006 are as follows.

	March 31, 2005 (Mil Yen)	March 31, 2006 (Mil Yen)
Trading assets and Private equity investments	15,600,521	13,697,441
Securities inventory	14,757,597	12,739,805
Equity securities and convertible bonds	2,387,992	3,460,712
Government and government agency bonds	9,080,814	5,963,420
Bank and corporate debt securities	1,494,890	1,677,309
Commercial paper and certificates of deposit	16,000	30,995
Options and warrants	58,639	139,437
Mortgage and mortgage-backed securities	1,056,212	1,264,993
Beneficiary certificates and other	663,050	202,939

Derivative contracts	515,946	592,360
Foreign exchange forwards	43,326	58,417
FRA(1) and other OTC(2) forwards	5,377	1,570
Swap agreements	330,343	352,652
Options other than securities options—purchased	136,900	179,721

Private equity investments	326,978	365,276

Trading liabilities	5,332,173	6,527,627
Securities sold but not yet purchased	4,895,054	5,880,919
Equity securities and convertible bonds	639,919	603,743
Government and government agency bonds	3,916,141	4,751,230
Bank and corporate debt securities	267,197	228,121
Options and warrants	70,652	297,758
Mortgage and mortgage-backed securities	1,145	67

Derivative contracts	437,119	646,708
Foreign exchange forwards	30,858	39,311
FRA and other OTC forwards	21,168	21,072
Swap agreements	296,481	446,061
Options other than securities options – written	88,612	140,264

(1)	“FRA” is Forward Rate Agreements
(2)	“OTC” is Over The Counter

Risk management of trading activity

Value at Risk (VaR) is the tools we use to measure market risk of our trading related business.

1)	Assumption on VaR

• 2.33 standard deviations 99% confidence level

• Holding period: One day

• Consider correlation of price movement among the products

2)	Records of VaR

	March 31, 2005 (Bil Yen)	March 31, 2006 (Bil Yen)
Equity	3.0	6.0
Interest rate	2.8	3.3
Foreign exchange	0.7	1.4

Sub-total	6.5	10.7
Diversification benefit	(2.4)	(3.7)

Value at Risk (VaR)	4.1	7.0

	Year ended March 31, 2006
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	8.4	3.8	5.9

2. Current Challenges.

Current Business Environment. The business environment in which we operate is undergoing various important changes. With the Japanese economy on the way to recovery, and as the global economy continues to expand, the flow of money into the stock market is expected to continue, fueled by growing asset management needs. Japan’s social structure is being transformed as baby boomers retire en masse; the legal system is being overhauled; deregulation is advancing. Meanwhile, business opportunities for the financial services sector as a whole are growing as personal financial assets grow, the shift from savings to investment accelerates, and companies adopt more aggressive financial strategies. However, the business environment is unpredictable as competition is intensifying.

Amidst this climate of change, we believe, it is vital to expand our business by building on our greatest asset, our customer base, while responding flexibly to changes without straying from our core commitment of seeing eye to eye with our clients.

Management Challenges and Strategies. The greatest management challenges facing our group are maintaining our growth trend and implementing our management vision. To that end, we reformed our operational structure in April 2006. First, the number of the holding company’s executive officers was reduced to eleven, their sole concern being defined as the development of our group as a whole. Meanwhile, the responsibilities and powers of the business divisions were enhanced through the appointment of business division CEOs. And to underline our determination to expand the scope of our business, the word “Securities” was removed from the name of our group in Japanese: it is now simply “Nomura Group” as in English. Having adopted this new organizational framework, we now stand ready to expand and grow our existing business divisions, create new businesses, and rebuild our business overseas.

Expansion and Growth of Existing Business Divisions. Having appointed business division CEOs and taken other steps to enhance the responsibilities and powers of our individual business divisions, we intend to further develop the business of each. The strategies being pursued to that end in each business division are as follows:

In Domestic Retail, we seek to expand our client base by encouraging a shift of personal financial assets from savings to the securities market. With that in mind, we are pursuing a “Core Value Formation” strategy, which involves promptly offering products and services focusing on the core values that each client considers most important. We are also continuing our efforts to educate people about investing with the goal of attracting more players into the securities market.

In Global Markets, which comprises Global Fixed Income, Global Equity, and Asset Finance, we seek to expand revenues by furnishing customers with high-value-added solutions. Specifically, we provide liquidity for financial products such as interest rates, foreign exchange, credit, and equity, as well as for real-estate-related products; and we will harness such financial techniques as securitization and derivatives.

In Global Investment Banking, we seek to expand our M&A advisory and corporate finance businesses by providing high-value-added solutions tailored to each client’s individual strategy. We also seek to harness our domestic and international networks to establish a strong presence in Asia and further expand our business globally.

In Global Merchant Banking, we seek to maximize returns on investment by tapping our own capital for investing in companies and, while fostering coordination with other business divisions, by seeking to increase the corporate value of companies in which we invest.

In Asset Management, we have put in place an organizational framework that, through centralization and strengthening of research capabilities, we believe is capable of increasing the value of customer assets over the medium to long term. By diversifying the range of products we offer and expanding our investment trust sales channels, we seek to increase the amount of assets under our management and expand our revenue base. In the field of defined contribution pension plans, we seek to expand our client base by offering an integrated package of services embracing everything from support with adopting plans to provision of individual products.

New Businesses. Already over the past few years we have taken tentative steps to create new businesses. We have moved into the real estate field and begun handling real estate loans; launched an on-line securities company and entered the trust and banking agency businesses. We intend to build on this momentum. Meanwhile we expect to see our existing businesses develop in new directions as we overhaul, expand, and grow them—by, for example, reforming our commission structure, accelerating the opening of new branches, and expanding sales channels through partnerships in the securities brokerage field.

International Business. Internationally, we do not intend to pursue an identical business strategy in all regions; instead, we seek to develop different strategies tailored to different regions. In Asia, we will conduct business in line with local business practices. In Europe, we seek to strengthen our revenue basis. In the United States, we are increasing our focus on our core businesses.

3. Risk Factors.

Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cashflow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income and equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets, credited loans and real estate. Fluctuations of the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. The uptrend of Japanese market interest rates and their volatility were caused by a monetary policy change by the Bank of Japan in March 2006. This could result in losses due to the decline in value of the bonds we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the terrorist attacks on September 11, 2001, or the Russian economic crisis in 1998. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. We may incur significant losses from these positions.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of specific assets can enhance our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of the rise of our own credit risk. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the general prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. This additional risk premium, commonly known as “Japan premium”, may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources—particularly in connection with our operations in Europe and the United States.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the terrorist attacks on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions, bankruptcy, and criminal prosecution with respect to the issuers of our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	decline of prices of securities issued by third parties, or

•	executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with online securities companies in Japan is intensifying

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in online securities brokerage, are offering securities brokerage services at low commission rates. We may continue to experience pricing pressures in the future.

Competition with securities companies affiliated with Japanese commercial banks is increasing

In recent years, securities companies affiliated with Japanese commercial banks have been increasing their market shares in the underwriting business, thereby reducing our share. Some of these securities companies have been successful in capturing the lead underwriter’s position in major corporate bond offerings.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services, particularly M&A advisory services.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks has been increasing. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported as possible. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk. If such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention in our business by the authorities, or reputation damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to the securities exchanges,

•	suffering damages due to suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd., or,

•	suffering damages as a result of the destruction of our facilities or systems due to large-scale disasters or acts of terrorism.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputation harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. Also, in accordance with the amendments to the Securities and Exchange Law effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by a party such as an employee, Director or Executive Officer, including transactions in excess of authorized limits, acceptance of risks that exceeds our limits, or concealment of unauthorized or unsuccessful activities may adversely affect our business. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputation or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. Reportedly, in recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Law Concerning Protection of Personal Information, rules, regulations and guidelines relating thereto. The provisions of this law applicable to us became effective on April 1, 2005.

Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any tarnishment of our reputation caused by such unauthorized disclosure could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We may not be able to realize gains we expect on our private equity investments

As discussed in “Private Equity Business” under Item 5.A. of this annual report, we restructured our European private equity business in 2002. Following the restructuring, the investments that were formerly possessed by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees. Under the legal agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no representation in the board of directors of any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interest between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma investments are in the residential real estate, consumer finance, retail and business process outsourcing sectors, and thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the residential real estate sectors in the UK and Germany, given the large amount of investment in these sectors. Furthermore, given the large and illiquid nature of the Terra Firma investments, TFCPL, who manage these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in “Private Equity Investments” under Item 5.A. of this annual report. The investments of this business are mainly in the manufacturing and theme park sectors in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates, the shifts in cash flow or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

4. Significant Contracts.

None.

6. Operating and Financial Analysis.

(1) Operating Results

Please refer to “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

In determining fair value, we set forth six categories of financial instruments as described below:

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2005		March 31, 2006
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥14,699	¥4,834	¥12,603	¥5,614	$107	$48
Non-trading debt securities, including securities pledged as collateral	277	—	221	—	2	—
Investments in equity securities	172	—	219	—	2	—
Investments in equity securities for other than operating purposes which are classified into Other assets—other	11	—	27	—	0	—
Private equity investments	327	—	365	—	3	—
Derivative contracts(1)	574	498	730	913	6	8

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2006
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥11,481	¥1,122	¥12,603
Trading securities sold but not yet purchased	5,583	31	5,614
Non-trading debt securities, including securities pledged as collateral	195	26	221
Investments in equity securities	205	14	219
Investments in equity securities for other than operating purposes which are classified into Other assets—other	16	11	27
Private equity investments	24	341	365

	Billions of yen
	March 31, 2005
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥13,759	¥940	¥14,699
Trading securities sold but not yet purchased	4,833	1	4,834
Non-trading debt securities, including securities pledged as collateral	243	34	277
Investments in equity securities	146	26	172
Investments in equity securities for other than operating purposes which are classified into Other assets—other	5	6	11
Private equity investments	—	327	327

The fair value of trading securities, non-trading debt securities, and investments in equity securities is generally obtained from quoted market prices or broker/dealer quotations with reasonable level of price transparency, or priced with reference to comparable financial instruments whose parameters can be directly observed.

The types of instruments valued in this manner include listed equity, major sovereign government and agency bonds, supernational bonds, municipal bonds, corporates, liquid mortgage backed securities and money market instruments.

Certain trading and non-trading debt securities are less liquid and priced using management’s best estimate of fair value. These type of instruments include non-investment grade and distressed corporates debt, emerging market debts, mortgage and commercial loans, mortgage derivatives, non-investment grade piece of structured notes, and notes with embedded exotic option.

Private equity business

Please refer to Notes 2 and 4 to consolidated financial statements included in Item 5. Financial Information.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair values of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2006
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥75	¥79	$1	$1
OTC derivatives	655	834	5	7

	¥730	¥913	$6	$8

	Billions of yen
	March 31, 2005
	Assets	Liabilities
Listed derivatives	¥16	¥19
OTC derivatives	558	479

	¥574	¥498

The fair values of OTC derivative assets and liabilities at March 31, 2005 and 2006 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2006
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥128	¥210	¥183	¥81	¥306	¥(253)	¥655
OTC derivative liabilities	183	315	182	110	269	(225)	834

	Billions of yen
	March 31, 2005
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥155	¥119	¥147	¥121	¥296	¥(280)	¥558
OTC derivative liabilities	108	120	134	143	245	(271)	479

Note:

(1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

Fair values for OTC derivatives are estimated using pricing models based on net present value of estimated future cash flows. Price transparency for OTC derivative varies depending on product type, maturity and the complexity of the contract. Foreign exchange forwards, interest rates swaps and cross currency swaps in major currencies are the types of derivative contracts with high degree of price transparency as they are valued with models with readily observable market parameters. Long dated foreign exchange options, credit basket default swaps, swaps with multiple call feature and other complex derivatives are often valued with correlations and volatilities that needs some estimates and judgment, and they are less transparent in pricing.

Accounting Developments

Please refer to Note 2 to consolidated financial statements included in Item 5. Financial Information.

(3) Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our business is subject to various risks. These risks are classified broadly into a portfolio risk and non-portfolio risk. The portfolio risk is that our positions are affected mainly by market price changes or the credit situations of our clients. The process of managing these risks is an integral part of management’s responsibilities. Financial innovation in global business activities can lead to complex interactions among risks. We recognize the importance of identifying, evaluating, monitoring and managing our risk profile.

Global Risk Management Structures

1) Monitoring and Management by Global Risk Management Unit

We have an independent global risk management unit headquartered in Tokyo in addition to the risk management which takes place at each level of our business. The global risk management unit monitors and manages the various risks that we face in our business activities based on the capital allocation rule or the global risk control policy which our Group Executive Management Committee establish. Furthermore, our global risk management headquartered in Tokyo quantifies risk for each of our business and provides risk information to senior management.

Our Group Executive Management Committee determines our strategic direction and allocates resources and capital to each business division such as Domestic Retail Business, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management on the grounds of our business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. Our Group Executive Management Committee also sets each business division’s risk limit that applies across business divisions to all of our trading and investment portfolios for our global business. Each business division utilizes allocated resources and capital with managing their risk limit. Simultaneously our global risk manager monitors the extent of risk exposure at each of our trading units relative to the in-house risk limit assigned to that unit and reports it to senior management daily.

We have carried out the capital management and risk management by a new frame work since April 2006. The purpose of the new frame work is to practice the more detailed risk control that accords with the actual situation of business at the same time to enhance maneuverability and flexibility of the capital management by pushing forward quantification of various risks.

Operational Risk Team has been established in Tokyo risk management since May 2006. Global Risk Management Unit can cover non portfolio risk as well as portfolio risk.

2) The Commitment Committee

In addition to the above structure, the Commitment Committee is set up in order to control risks relating to the less liquid asset investments and important investments from a risk management perspective. Our Commitment Committee is made up of the Executive Officers assigned by the Chairman of the Commitment Committee, while such Chairman is appointed by our President and Chief Executive Officer.

3) Global Risk Management System

We have made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system enables us to produce various analyses of global-based exposure to counterparties under the unified obligor identification, as well as to calculate risk amounts, including Value-at-Risk amounts discussed below, based upon our position and sensitivity data sets provided from our regional risk management. The system, which senior management, global risk manager and regional risk managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide. This enables us to achieve more efficient risk monitoring and more effective risk control. Especially we can monitor and control concentration of credit exposure on a daily basis against any credit events, which we now experience in the markets worldwide.

We maintain standardized methodologies on risk measurement for all our global operations. With this standardized framework, we can evaluate and compare the risk-adjusted profitability of our existing businesses in a consistent manner. Senior management can use this information to enhance our performance by diversifying revenues and controlling exposures.

4) Model Review

We use valued pricing models when some of the financial instruments cannot be valued based upon quoted market prices.

Such models are used for management of risk positions, such as reporting against limits, as well as for valuation. Global risk management unit, independent of business, reviews the models and assesses model appropriateness and consistency.

The model reviews consider a number of factors about the model’s suitability for valuation and risk management of a particular product.

Types of Risks Managed

The principal categories of risk that we face in our daily business operations are market, market liquidity, credit, event, operational and legal risks.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly.

VaR. The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level.

For our VaR, which we report below, we use a one-day time horizon and a 99% confidence level. This means that, statistically, there is one day out of every 100 days on which the actual trading loss exceeds the VaR.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations. Given our reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden changes in market environments. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. Also, VaR using a one-day time horizon may not capture the market risk of positions that cannot be liquidated or hedged within one day.

There are other limitations of VaR. For example, our VaR computation assumes normal distribution for the returns on trading portfolios, while non-linear risk exposures on options would likely produce a non-normal distribution for the returns on those portfolios. Different distributional assumptions could produce a materially different VaR.

Non-trading Risk. A major market risk in our non-trading portfolio relates to operating equity investments held for relationship purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index (“TOPIX”) which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We used regression analysis for the period of the past 90 days between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥15.4 billion as of March 31, 2005 and ¥21.8 billion as of March 31, 2006. The difference in simulated numbers between March 31, 2005 and March 31, 2006 is due mainly from market value increase in our operating equity investments held for relationship purposes. On March 31, 2005, TOPIX closed at 1,182.18 points and on March 31, 2006, TOPIX closed at 1,728.16 points. This simulation analyzes data for our entire operating equity investments held for relationship purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Market Liquidity Risk

Market liquidity risk refers to the additional risk that we face when we have large positions which cannot be disposed of in the course of normal market trading turnover. The longer we are exposed to these large positions, the greater the risk we face from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in “Liquidity and Capital Resources” under Item 5.B. of this annual report.

Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment. This type of risk is reduced through diversification, effective credit analysis of counterparties, enforcement of credit limits by country and by counterparty, management of credit exposure through netting arrangements, and the maintenance of adequate collateral to secure the commitments of counterparties. We also use credit derivatives to reduce our exposure or hedge our credit risk with respect to issuers. Our regional credit officers monitor on a daily basis all credit risk and limits, and communicate credit information and concerns to our global risk management headquarters in Tokyo.

We measure our credit risk to derivatives transaction counterparties as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through our global risk management headquarters in Tokyo.

We enter into International Swaps and Derivatives Association, Inc. master agreements or equivalent agreements called master netting agreements with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty which provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. government securities and Japanese government securities when necessary.

The credit quality of our trading-related derivatives as of March 31, 2006 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by our internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in

Gain Positions

	Years to Maturity
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years	Cross- Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥14	¥55	¥12	¥3	¥73	¥(18)	¥139	¥3	¥136	$1,158
AA	57	107	68	57	99	(137)	251	29	222	1,890
A	38	35	71	14	50	(78)	130	17	113	962
BBB	3	5	26	3	3	(5)	35	4	31	264
BB	0	1	0	—	0	(0)	1	1	0	0
Other(2)	16	7	6	4	81	(15)	99	7	92	783

Sub-total (OTC)	128	210	183	81	306	(253)	655	61	594	5,057
Listed derivatives	48	22	4	1	—	—	75	—	75	638

Total	¥176	¥232	¥187	¥82	¥306	¥(253)	¥730	¥61	¥669	$5,695

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” includes embedded derivatives bifurcated from the notes issued by certain subsidiaries and does not necessarily indicate that the counterparties’ credit is below investment grade.

Event Risk

Event risk refers to the potential loss in value that we may suffer through unpredictable events that cause large unexpected market price moves. Event risk can be caused by changes in political or economic factors. For example, our global risk management unit collects information on current developments in the political and economic situations in the emerging countries in which we conduct business and report them to our senior management on a weekly basis. We also monitor event risk associated with the possible failure of expected mergers and acquisitions and other corporate transactions with respect to which we have made strategic investments in parties involved in these transactions.

Through our Merchant Banking activities, we have significant exposure to private equity assets. Under our risk management framework, we treat them as private equity investments. By their nature, these assets are less liquid than other trading assets, and as a result, valuation is more uncertain. In addition, our exposure is in some cases more concentrated than is the case for other trading assets. They also exhibit a high degree of asset-specific risk. Given these characteristics, the market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity, and therefore we believe it is appropriate to characterize private equity risk as event risk.

We have developed modeling techniques to help us quantify the scale of our private equity risk and to allow us to calibrate these risks to the same confidence level that we apply to other trading activities. These techniques allow us to reflect the high levels of specific risk attached to private equity.

Operational Risk

Operational risk refers to the potential cost associated with criminal or other improper actions taken by our executives and employees, or failure or malfunction of our system management, or the occurrence of external phenomena such as natural disasters. Due to the increased sophistication in security transactions and the outsourcing or systemization of our operations for efficiency purposes, reduction of operational risk has become increasingly essential. We look on our operational risk as Operations Risk and System Risk and manage them as follows;

Operations Risk.

Operations risk is a type of operational risk. It is defined as risk in which we suffer damages due to failure to perform our operations properly, accidents or engagement in improprieties by our executives and employees.

In order to mitigate operations risk, we have internal regulations on setting up operations procedures with proper control, and endeavor to execute accurate and expeditious operations. We also enhance systems to reduce uncertainty of manual works.

System Risk.

System risk is a type of operational risk. It is defined as risk in which we suffer damages due to system defects, such as the shutdown or malfunction of computer systems. System risk also includes the risk that we may suffer damages due to unauthorized uses of computers.

In order to deal with system risk, we have internal regulations on information security management that set out our security policy. We make it the first priority to make these regulations well known and understood by our employees, including the importance of compliance. Also, our users cooperate with system developers such as Nomura Research Institute, Ltd. in developing new systems since the early stage of the development, and we aim to structure these systems that operate in line with our actual business operations. Our users participate in comprehensive tests at the time of releasing important systems. We endeavor to mitigate system risk through appropriate inspections. Furthermore, for important systems, we have a surveillance system which operates 24 hours a day, 365 days a year, and we implement early inspection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where we conduct business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. We manage our legal risk primarily at the level of our regional operations. We have an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout our group and enhancing our internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of our Executive Officers and non-executive Directors including a member of the Audit Committee. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities Co., Ltd. (“NSC”), which consists of the President and Chief Executive Officer and some of the Executive Officers of NSC as well as two outside lawyers, considers major compliance matters. As part of our efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

(4) Liquidity and Capital Resources.

Liquidity

Overview

Liquidity is of critical importance to Nomura and other companies in the financial services sector. Our liquidity policy seeks to ensure that we maintain sufficient liquidity to withstand market shocks for periods lasting up to one year without relying on additional unsecured financing or forcing the liquidation of trading assets. We achieve this primarily by maintaining sufficient long-term debt and equity to meet both the cash capital requirements of all our assets and by maintaining portfolios of cash and highly liquid securities that can be converted to cash through sale or pledge in order to meet our immediate liquidity requirements.

Cash Flow

Our cash flows are primarily related to the operating and financing activities undertaken in connection with our trading and market-making businesses. The following is the summary information on our consolidated cash flows for the years ended March 31, 2005 and 2006:

	Year Ended March 31
	2005	2006
	(in billions)
Net cash provided by (used in) operating activities of continuing operations	¥(278.9)	¥(566.3)
Income from continuing operations	94.7	256.6
Decrease (increase) in trading assets and private equity investments	(1,552.8)	2,302.6
Increase (decrease) in trading liabilities	(738.6)	1,084.0
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,402.3	(3,107.2)
Securities borrowed, net of securities loaned	483.8	(761.6)
Other, net	31.7	(340.7)
Net cash provided by (used in) investing activities of continuing operations	(121.8)	27.4
Net cash provided by (used in) financing activities of continuing operations	385.1	798.2
Long-term borrowings, net	349.2	713.2
Short-term borrowings, net	70.2	175.9
Other, net	(34.3)	(90.9)
Effect of exchange rate changes	13.7	16.4
Discontinued operations, net	(50.3)	131.1

Net increase (decrease) in cash and cash equivalents	¥(52.2)	¥406.8

Please refer to our consolidated statements of cash flows included in this annual report for more detailed information. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

In the year ended March 31, 2006, our cash and cash equivalents increased by ¥406.8 billion to ¥992.0 billion. Net cash of ¥798.2 billion was raised by financing activities. Due to a strong demand for Medium Term Notes from broadly diversified investors, net cash inflow from long-term borrowings totaled ¥713.2 billion. Net cash of ¥566.3 billion was used for operating activities. Although there was a ¥3,386.6 billion cash inflow together from a decrease in trading assets and private equity investments and an increase in trading liabilities, it was offset by ¥3,868.8 billion cash outflow caused by net increase in securities purchased under agreements to resell and securities borrowed with cash collateral.

In the year ended March 31, 2005, our cash and cash equivalents decreased by ¥52.2 billion to ¥585.1 billion. We used ¥278.9 billion of net cash for operating activities and ¥121.8 billion for investing activities. Net cash from financing activities, which amounted to ¥385.1 billion, partly offset the cash usage. Long-term borrowings increased ¥349.2 billion and short-term borrowings increased ¥70.2 billion.

Liquidity Objective

Our liquidity policies aim to ensure adequate liquidity across market cycles and through periods of stress. To achieve this goal, we have established the following liquidity policies to ensure that we are able to withstand market shocks of up to 1 year without needing to raise additional unsecured financing or forcing the liquidation of trading assets, although we may from time to time decide to sell assets in the course of normal business or for strategic purposes. We operate according to established liquidity policies and we have procedures in place to regularly monitor and report compliance with the following policies:

1 Diversify Unsecured Funding Sources. We seek to reduce refinancing risk by maintaining diversified sources of unsecured funding. We diversify funding by product, investor and market, and we benefit by distributing a significant portion of our unsecured liabilities through our own sales force to a large diversified client base.

As of March 31, 2005 and 2006, our unsecured funding sources, excluding those of private equity entities, were as follows:

	March 31
	2005		2006
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1) (2)	¥1,052.1	19.1%	¥1,249.5	19.3%
Short-Term Bank Borrowings	248.2		318.9
Other Loans	23.4		81.2
Commercial Paper	233.8		370.6
Deposit at Banking Entities	310.7		302.5
Certificates of Deposit	19.5		70.4
Bonds and Notes maturing within one year	216.5		105.9
Long-Term Unsecured Debt Total(1)	2,593.7	47.0%	3,175.9	48.9%
Long-Term Bank Borrowings	406.1		552.3
Other Loans	157.8		68.6
Bonds and Notes	2,029.8		2,555.0
Shareholders’ Equity	1,868.4	33.9%	2,063.3	31.8%

(1)	Unsecured Debt figures exclude unsecured debt of private equity entities.
(2)	Short-Term Unsecured Debt includes the current portion of Long-Term Unsecured Debt.

2 Ensure Appropriate Funding Mix. We seek to maintain sufficient long-term debt and equity to meet the cash capital requirements of all our assets. The amount of liquidity required is measured by our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions, and we calculate such needs using conservative estimates of the assets’ secured borrowing power in stressed scenarios. We also maintain sufficient cash capital to cover additional liquidity requirements that include, but are not restricted to, collateral requirements on derivative contracts arising as a result of a two notch downgrade in Nomura’s rating, commitments to lend to external counterparties based on an estimate of the probability of drawdown and regulatory capital in subsidiaries.

Consistent with our aim of maintaining an appropriate funding mix, in the year ended March 31, 2006, we maintained a funding mix similar to that in March 31, 2005, thereby reducing the effect of a potential liquidity event. As of March 31, 2006, excluding those of private equity entities, our long-term unsecured financing totaled ¥3,175.9 billion, well over the short-term unsecured financing in the amount of ¥1,249.5 billion (which includes the current portion of long-term unsecured debt). For the most part, our long-term debt is issued on a variable rate basis or issued on a fixed rate basis and swapped into variable-rate debt, and thus linked to short-term money market indices to avoid interest rate risk arising from a change in the shape or level of the yield curve. All of our structured notes are hedged with financial instruments in order to realize a scheduled cash flow.

3 Maintain Liquidity Portfolios. We seek to maintain portfolios of cash and highly liquid securities that can be converted to cash through sale or pledge so that we can satisfy our immediate liquidity requirements. As of March 31, 2006, excluding those of private equity entities, we maintained ¥2,278.9 billion of liquidity portfolios that consisted of cash, cash equivalents and government securities, mostly denominated in Japanese yen and U.S. dollar, as shown below:

	March 31
	2005	2006
	(in billions)
Liquidity Portfolios(1)	¥1,467.8	¥2,278.9
Cash, Cash Equivalent and Deposits	842.7	1,488.0
Overnight Call Loans	113.1	53.5
Government Securities	512.0	737.4

(1)	Excluding private equity entities. Consolidated private equity entities had ¥22.4 billion and ¥22.1 billion of cash and cash deposits as of March 31, 2005 and March 31, 2006, respectively. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

We have structured our liquidity portfolios under the assumption that, in some instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and that funds or securities might not be freely available from a subsidiary to the parent company. The cost and availability to a company of unsecured funding are generally dependent on credit ratings and could be adversely affected by a debt rating downgrade or deterioration in certain of the company’s financial ratios or other measures of financial performance. For example, the cost of issuing commercial paper may rise due to a downgrade of our short-term debt ratings. Whilst our cash capital model uses a one year time horizon to determine the appropriate funding mix, the size and structure of our liquidity portfolios take into consideration potential immediate cash requirements arising from:

•	upcoming maturities of unsecured debt;

•	potential buy backs of our outstanding debt;

•	collateral outflows related to derivatives transactions;

•	market halt due to a large-scale disaster; and

•	difficulty in issuing new debt due to downgrade of our short-term and/or long-term debt ratings.

In addition to the liquidity portfolios, excluding those of private equity entities, we had other unencumbered assets that mainly consist of unpledged trading inventories that can be used for additional source of secured funding whose estimated net liquidity value as of March 31, 2006 was ¥1,634.0 billion.

As of March 31, 2006, excluding those of private equity entities, the estimated net liquidity value of other unencumbered assets alone represented 131% of our total short-term unsecured debt. The aggregate value of the liquidity portfolios and the estimated net liquidity value of other unencumbered assets was ¥3,912.9 billion, which represented 313% of our total short-term unsecured debt.

	March 31
	2005	2006
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,520.2	¥1,634.0
Liquidity Portfolios(1)	1,467.8	2,278.9

Total	¥2,988.0	¥3,912.9

(1)	Excluding private equity entities. Consolidated private equity entities had ¥22.4 billion and ¥22.1 billion of cash and cash deposits as of March 31, 2005 and March 31, 2006, respectively. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

4 Maintain Committed Bank Facilities. We maintain undrawn committed credit facilities with a group of globally recognized banks in order to provide contingent financing sources. Such facilities include both syndicated and bilateral arrangements. The maturity dates of these facilities are distributed evenly in order to prevent excessive maturities of facilities in any given period. We do not believe that any of the covenant requirements in the facilities will impair our ability to draw them.

Excluding those of private equity entities, the undrawn portion of these facilities amounted to ¥603.9 billion as of March 31, 2006. The decrease of ¥109.5 billion from the previous year reflects our decision to replace part of the committed bank facilities by the Liquidity Portfolios.

	March 31,
	2005	2006
	(in billions)
Undrawn Committed Facilities(1)	¥713.4	¥603.9

(1)	Excluding private equity entities.

5 Contingency Funding Plan. We maintain a detailed contingency funding plan that provides assurance of our ability to survive a liquidity stress event over a one year time period. This plan establishes a process to manage communication and provide a course of action. The plan is developed at the legal entity level to capture specific cash flows for the parent company and entities subject to restrictions in respect of cash movements.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a reduction of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our debt ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of June 28, 2006, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt		Senior Debt
Standard & Poor’s	A-2		A-	(1)
Moody’s Investors Service	—		A3
Rating and Investment Information, Inc.	a-1		A+
Japan Credit Rating Agency, Ltd.	—		AA

Nomura Securities Co., Ltd.	Short-Term		Senior Debt
Standard & Poor’s	A-1	(1)	A	(1)
Moody’s Investors Service	P-1		A2
Rating and Investment Information, Inc.	a-1		A+
Japan Credit Rating Agency, Ltd.	—		AA

(1)	Standard & Poor’s Rating Services raised its ratings on Nomura Holdings, Inc. and Nomura Securities Co., Ltd. on June 13, 2006.

Each of Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. is a credit rating agency nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities and also for purposes of our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

On May 20, 2005, Standard & Poor’s Ratings Services announced that it was revising to positive the outlooks on its long-term ratings of Nomura Holdings, Inc., Nomura Securities Co., Ltd. and The Nomura Trust and Banking Co., Ltd. Standard & Poor’s stated in its announcement that this revision reflected the companies’ improved profitability and likely benefits from further disintermediation in the financial markets.

On November 8, 2005, Moody’s Investors Service announced that it upgraded to A2/A3/P-1 from A3/Baa1/P-2 the senior unsecured/senior subordinated debt rating and short-term debt ratings of Nomura Securities Co., Ltd., and upgraded to A3 from Baa1 the long-term issuer rating of Nomura Holdings, Inc. The credit ratings of overseas subsidiaries guaranteed by Nomura Securities Co., Ltd. and Nomura Holdings, Inc. (Nomura Europe Finance N.V. and Nomura Global Funding plc) were also upgraded. The rating outlook for all entities is stable. In its announcement, Moody’s Investors Service mentioned that Nomura Holdings, Inc. will continue to build on its position as Japan’s leading securities firm to achieve relatively stable earnings performance going forward. Although Nomura Holdings, Inc. is likely to continue to see some fluctuations in quarterly earnings, due to the limited depth of the Japanese capital markets, Moody’s Investors Service sees a steady growth of retail client assets and the broader range of products in Nomura Securities Co., Ltd. being offered to retail investors as important contributors to future earnings. In addition, despite strong competition from domestic and foreign financial institutions, Moody’s Investors Service stated that it expects Nomura Securities Co., Ltd. to maintain its leading position in the investment banking tables and to be well-positioned to benefit from an upturn in market activity.

On June 13, 2006, Standard & Poor’s Ratings Services announced to raise its long-term counterparty credit ratings on four Nomura group companies, reflecting more stable group performance, the strengthened resilience of the group against stock market swings, and its more robust risk management. The long-term ratings on Nomura Holdings, Inc. and Nomura Trust & Banking Co., Ltd. were raised to ‘A-’ from ‘BBB+’, and on Nomura Bank International PLC to ‘BBB+’ from ‘BBB’. The long and short-term ratings on Nomura Securities Co., Ltd. were raised to ‘A/A-1’ from ‘A-/A-2’. The outlook on the long-term rating on Nomura Bank International PLC is positive, and the outlooks on the long-term ratings on the other three Nomura companies are stable.

Capital Resources

Capital Adequacy

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Senior management is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

Our capital was ¥2,063.3 billion as of March 31, 2006 compared with ¥1,868.4 billion as of March 31, 2005. Our leverage ratio as of March 31, 2006 has decreased to 17.0 times from 18.5 times as of March 31, 2005, largely due to the increase of our shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2005		2006
	(in billions, except ratios)
Shareholders’ equity	¥1,868.4		¥2,063.3
Total assets	34,488.9		35,026.0
Adjusted assets(1)	20,099.8		17,998.2
Leverage ratio(2)	18.5	x	17.0	x
Adjusted leverage ratio(3)	10.8	x	8.7	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

Capital Policy

Capital adequacy is an important strategic objective of our financial management. At the same time, in order to achieve a maximum return on our aggregate capital, efficient allocation of capital becomes another important strategic objective. We have devised a global capital management methodology that seeks to ensure that our capital is adequate to cover the economic risks inherent to our businesses, including market risk, credit risk, event risk, market liquidity risk and operational risk. Under this methodology, we calculate the required capital levels of our businesses strategy. To determine our required aggregate capital level, we take a portfolio approach that is based on conservative diversification assumptions. Adequacy on a legal entity basis is driven by a combination of regional economic needs together with regulatory requirements and rating agency guidelines. We constantly review our capital base, its allocation and our business mix to ensure appropriate return on equity commensurate to our risk profile, the market circumstances, and our peer group.

(5) Off-Balance Sheet Arrangements.

In connection with our operating activities, we enter into various off-balance sheet arrangements, which may require future payments. We utilize special purpose entities, or SPEs, to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Our involvement with SPEs includes structuring SPEs and acting as administrator of SPEs, as well as underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. We derecognize financial assets transferred in securitizations provided that we have relinquished control over such assets. We may obtain an interest in the financial assets, including residual interests in the SPEs, subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within our consolidated balance sheets, with the change in fair value included in revenues. In the normal course of business, we act as transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with our securitization activities. We purchase and sell variable interests in VIE, in connection with our market-making and investing activities. For further information about off-balance arrangements with SPEs and VIEs, see Note 5 to the consolidated financial statements included in this annual report. Our other types of off-balance sheet arrangements include guarantee agreements, derivative contracts, commitments to extend credit, commitments to invest in partnerships and lease commitments.

In the normal course of our banking/financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. See Note 17 to our consolidated financial statements for a further discussion of these arrangements.

We enter into derivative contracts in connection with our trading activities to manage our interest rate, market price and currency exposures, and our non-trading activities to manage our interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities. We generally enter into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in the event of a counterparty’s bankruptcy under certain circumstances, and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from our dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.” Contracts with counterparties which are in a net loss position at fair value are recorded as liabilities. See Note 3 to our consolidated financial statements for a further discussion of these arrangements.

In the normal course of our banking/financing activities, we enter into contractual commitments to extend credit, which generally have a fixed expiration date. In connection with our investment banking activities, we have entered into agreements with customers under which we have committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit. See Note 17 to our consolidated financial statements for a further discussion of these arrangements.

We have commitments to invest in interests in various partnerships and other entities, primarily in connection with our merchant banking activities, and also have commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships. See Note 17 to our consolidated financial statements for a further discussion of these arrangements.

The following table shows our significant off-balance sheet arrangements at March 31, 2006:

	Total contractual amount
	(in millions)
Standby letters of credit and other guarantees	¥6,993	$60
Derivative contracts(1)	913,193	7,773
Operating lease commitments	30,671	261
Capital lease commitments	5,512	47
Commitments to extend credit	294,902	2,510
Commitments to invest in partnerships	33,760	287

(1)	This item represents the liability balance of derivative contracts at March 31, 2006. Securities options are classified as derivative contracts.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

We have commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements and financing transactions. These commitments amounted to ¥3,432 billion ($29 billion) for resale agreements and ¥5,659 billion ($48 billion) for repurchase agreements at March 31, 2006, respectively

(6) Tabular Disclosure of Contractual Obligations.

In connection with our operating activities, we enter into various contractual obligations and contingent commitments, which may require future payments. We issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest rate in accordance with our funding policy. We lease our office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. We also lease certain equipment and facilities under capital and noncancelable operating lease agreements.

The following table shows our contractual obligations and contingent commitments as well as the future expiration at March 31, 2006:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	¥3,598,599	¥219,590	¥841,698	¥588,091	¥1,949,220
Operating lease commitments	30,671	6,030	10,417	7,123	7,101
Capital lease commitments	5,512	1,484	2,196	1,168	664
Purchase obligations(1)	11,520	10,100	813	607	—
Commitments to extend credit	294,902	48,785	213,354	32,763	—
Commitments to invest in partnerships	33,760	78	18,931	1,774	12,977

Total	¥3,974,964	¥286,067	¥1,087,409	¥631,526	¥1,969,962

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	$30,632	$1,869	$7,164	$5,007	$16,592
Operating lease commitments	261	51	89	60	61
Capital lease commitments	47	12	19	10	6
Purchase obligations(1)	98	86	7	5	—
Commitments to extend credit	2,510	415	1,816	279	—
Commitments to invest in partnerships	287	1	161	15	110

Total	$33,835	$2,434	$9,256	$5,376	$16,769

(1)	Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on balance sheet as liability (payable).

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, time and other deposits received and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

Item 4. Company Information

1. Share Capital Information

    (1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

(Note)	“In the case of retirement of shares, however, the number of retired shares shall be subtrancted from the authorized number of shares” are recorded in the Articles of Incorporation.

As amendment to the Article of Incorporation was made in the Ordinary General Meeting of Shareholders on June 28, 2006, it was delected.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2006	Number of Issued Shares as of June 29, 2006	Trading Markets
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange(*3) Osaka Stock Exchange(*3) Nagoya Stock Exchange(*3) Singapore Stock Exchange(*4) New York Stock Exchange(*5)	—

Total	1,965,919,860	1,965,919,860	—	—

(Notes)

1	Voting rights pertained.
2	Shares that may have increased from exercise of stock options between June 1, 2006 and June 29, 2006 are not included in the number of issued shares as of June 29, 2006.
3	Listed on the First Section of each stock exchange.
4	Common stock listed
5	American Depositary Shares listed.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
Number of Stock Acquisition Right	1,885 (*1)				1,609

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,885,000				1,609,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,804 per share				¥1,802 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,804 Capital Inclusion Price ¥902				Issue Price of Shares ¥1,802 Capital Inclusion Price ¥901

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Executive officers are treated in the same manner with directors.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
Number of Stock Acquisition Right	1,950*1)				1,745

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,950,000				1,745,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,629 per share				¥1,626 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,629 Capital Inclusion Price ¥815				Issue Price of Shares ¥1,626 Capital Inclusion Price ¥813

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
Number of Stock Acquisition Right	1,351*1)				1,283

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,351,000				1,283,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 25, 2004

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
Number of Stock Acquisition Right	1,595(*1)				Same as left

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,595,000				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,615 per share				¥1,613 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,615 Capital Inclusion Price ¥808				Issue Price of Shares ¥1,613 Capital Inclusion Price ¥807

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
Number of Stock Acquisition Right	1,379(*1)				Same as left

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,379.000				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left
Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
Number of Stock Acquisition Right	806(*1)				Same as left

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	806,000				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
Number of Stock Acquisition Right	2,760(*1)				Same as left

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	276,000				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From July 26, 2007 to July 25, 2012				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.
Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
Number of Stock Acquisition Right	17,370(*1)				Same as left

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,737,000				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,415 per share				¥1,413 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,415 Capital Inclusion Price ¥708				Issue Price of Shares ¥1,413 Capital Inclusion Price ¥707

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2006)				End of Preceding Month to Filing of this Report (May 31, 2006)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Fiscal Year (March 31, 2006)	End of Preceding Month to Filing of this Report (May 31, 2006)
Number of Stock Acquisition Right	—	30,081*1)

Type of Share under the Stock Acquisition Right	—	Common stock

Number of Shares under the Stock Acquisition Rights	—	3,008,100

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	—	¥1 per share

Exercise Period of the Stock Acquisition Right	—	From April 25, 2008 to April 24, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	—	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	—	1.	Not to be partial exercise of one stock acquisition right.
		2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
			(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
				a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
				b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2006)	End of Preceding Month to Filing of this Report (May 31, 2006)
			(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
				a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
				b)	There is any other reason similar to a).
		3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	—	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

(Note)	100 shares will be issued per one stock acquisition right.

B. Bonds with stock acquisition rights

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc.

None

(3) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
March 31, 2002 (*2)	2,942,019	1,965,919,860	3,001	182,799,789	6,940,275	112,504,265

(Note)

Subscription warrants were exercised and shares were issued to acquire Nomura Asset Management Co., Ltd.

(4) Shareholders

								As of March 31, 2006
	Unit Shareholders (100 shares per 1 unit)
	Governments and Municipal Governments				Foreign Shareholders				Shares Representing Less than One Unit (Shares)
		Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total
Number of Shareholders	1	380	95	3,408	869	85	221,650	226,488	—
Number of Units Held	260	4,829,887	182,943	1,588,237	8,569,926	1,700	4,461,817	19,634,770	2,442,860
Percentage of Units Held (%)	0.00	24.60	0.93	8.09	43.65	0.01	22.72	100.00	—

(Notes)

1.	Of the 59,825,266 treasury stocks, 598,252 units are included in Individuals and Others, and 66 shares are included in Shares Representing Less than One Unit. The number of treasury stocks, i.e. 59,825,266, is the number recorded on register of shareholders; the actual number of treasury stocks is 59,822,266.
2.	1,178 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(5) Major Shareholders

As of March 31, 2006
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	107,478	5.47

The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	86,808	4.42

Depositary Nominees Inc.	c/o Bank of New York 101 Barclays Street New York, New York, U.S.A.	83,975	4.27

State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	82,467	4.19

State Street Bank and Trust Company 505103	225 Frank Street, Boston, Massachusetts, U.S.A.	54,795	2.79

The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	44,345	2.26

Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	26,282	1.34

Mitsubishi UFJ Trust and Banking Corporation (Trust Account)	1-4-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	19,309	0.98

Nippon Life Insurance Company	1-6-6, Marunouchi, Chiyoda-Ku, Tokyo, Japan	19,007	0.95

The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	4-5-33, Kitahama, Chuo-ku, Osaka, Japan	18,684	0.95

Total		543,151	27.63

(Note) The Company has 59,822 thousand shares of treasury stock as of March 31, 2006 which is not included in the Major Shareholders list above.

(6) Voting Rights

A. Outstanding Shares

As of March 31, 2006

	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (Treasury stocks, etc.)	—	—	—
Stock with limited voting right (Others)	—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks Common stock 59,822,200)	—	Our standard stock with no limitation to its rights
	(Crossholding Stocks Common stock 3,000,000)	—	See above
Stock with full voting right (Others)	Common stock 1,900,654,800	19,005,340	See above
Shares less than 1 unit	Common stock 2,442,860	—	Shares less than 1 unit (100 shares)

Total Shares Issued	1,965,919,860	—	—

Voting Rights of Total Shareholders	—	19,005,340	—

(Note)

117,800 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 66 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

				As of March 31, 2006

Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	59,822,200	—	59,822,200	3.04
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	62,822,200	—	62,822,200	3.20

(Note) In addition to the treasury stocks shown here, there are 3,000 shares which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “A. Outstanding Shares” above.

(7) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

A. Resolved by the General Shareholders’ Meeting in 2002

The General Shareholders’ Meeting held on June 26, 2002 resolved the Company to issue stock acquisition rights to directors, statutory auditors, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 26, 2002
Offeree	Directors, statutory auditors, and employees of the Company or the Company’s subsidiaries (275 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Matters relating to Assignment of the Stock Acquisition Right	Same as above

B. Resolved by the General Shareholders’ Meeting in 2003

The General Shareholders’ Meeting held on June 26, 2003 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (261 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (154 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

C. Resolved by the General Shareholders’ Meeting in 2004

The General Shareholders’ Meeting held on June 25, 2004 resolved the Company to issue the following three types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (418 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (99 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (138 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

D. Resolved by the General Shareholders’ Meeting in 2005

The General Shareholders’ Meeting held on June 28, 2005 resolved the Company to issue the following four types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (9 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above
Resolution Date	June 28, 2005

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (478 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above
Resolution Date	June 28, 2005

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (330 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Resolution Date	June 25, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (195 in total)

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,033,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.

	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

			b)	There is any other reason similar to a).

	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

E. Resolved by the General Shareholders’ Meeting in 2005

The General Shareholders’ Meeting held on June 28, 2006 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors, and employees of its subsidiaries pursuant and to the provisions of Article 236, 238 and 239 of the Corporation Low.

Resolution Date	June 28, 2006
Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries.

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right

The amount to be paid per share upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of the Share in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the Shares in regular transactions at the Tokyo Stock Exchange, Inc. on the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), (ii) multiplied by 1.05.

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

Conditions to Exercise of Stock Acquisition Right	(i) Stock acquisition rights may not be exercised partly.

(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by a resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

(Note) Details will be decided by an executive officer designated by a resolution of the Board of Directors after filing of this report.

Resolution Date	June 28, 2006
Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries.

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	7,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

Conditions to Exercise of Stock Acquisition Right	(i) Stock acquisition rights may not be exercised partly.

(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by a resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

(Note) Details will be decided by an executive officer designated by a resolution of the Board of Directors after filing of this report.

2. Stock Repurchase

(1) Stock Repurchase which is resolved by ordinary General Shareholders’ Meeting or Board of Directors

A. Stock Repurchase during term authorized previously

a. Type of Share             Common stock

(a) Stock Repurchase based on Resolution of ordinary General Shareholders’ Meeting

None

(b) Stock Repurchase from Subsidiaries

None

(c) Stock Repurchase based on Resolution of Board of Directors

		As of June 28, 2006

	Number of Shares	Total Amount (Yen)
Resolution of Board of Directors (May 18, 2005) (A)	25,000,000	37,500,000,000
Stock Repurchased during term authorized previously (B)	11,501,500	15,507,993,900
(A)-(B) (C)	13,498,500	21,992,006,100
(C)/(A) (%)	54.0	58.6

(Notes)

1.	Period: July 1, 2005 through September 16, 2005
2.	Reason why unexercised rate is above 50%:

Stock repurchase based on business environments of the economic climate and the market trend.

(d) Resell or Cancellation of Stocks Repurchased

None

(e) Treasury Stocks

As of June 28, 2006

Number of Shares
Treasury Stocks Held	59,388,836

(Note)	“Treasury Stocks Held” are adjusted treasury stocks that were requested for purchasing less-than-than -a-full-unit-shares and exercised stock acquisition right by its employee.

Treasury stocks held as of March 31, 2005	23,730,994 shares
Stock repurchase which is resolved by Board of Directors	36,501,500 shares
Stock repurchase which is requested for purchasing less-than-a-full-unit shares	94,161 shares
Disposal of stock which is requested for purchasing less-than-a-full-unit shares	8,389 shares
Disposal of stock which is exercised stock acquisition right	496,000 shares
Treasury stocks held as of March 31, 2006	59,822,266 shares
Stock repurchase which is requested for purchasing less-than-a-full-unit shares	9,960 shares
Disposal of stock which is requested for purchasing less-than-a-full-unit shares	1,390 shares
Disposal of stock which is exercised stock acquisition right	442,000 shares
Treasury stocks held as of June 28, 2006	59,388,836 shares

B. Resolution on Stock Repurchase at the current General Shareholders’ Meeting

None

(2) Stock Repurchase for Capital Reduction, Cancellation from Profits or Cancellation of Redeemable Shares based on Articles of Incorporation

A. Stock Repurchase during term authorized previously

None

B. Resolution on Stock Repurchase at the current General Shareholders’ Meeting

None

3. Dividend Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

In regard to cash dividends, Nomura first decides target dividend amounts, minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

The Company proposes a cash dividend of 36.00 yen per share upon the dividend policy described above. As the Company paid out an interim dividend of 12.00 yen per share in December 2005, the annual dividend per share is 48 yen per share.

As for retained profits, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

(Note) The Date of Board of Directors determined to pay out interim dividend: October 27, 2005

4. Stock Price History

(1) Annual Highs and Lows

Fiscal Year	98th	99th	100th	101st	102nd
Year Ending:	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006
High (Yen)	2,890	2,190	2,125	1,966	2,630
Low (Yen)	1,190	1,205	1,087	1,278	1,295

(Note) Prices on the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows

Month	October, 2005	November, 2005	December, 2005	January, 2006	February, 2006	March, 2006
High (Yen)	1,773	2,100	2,320	2,350	2,320	2,630
Low (Yen)	1,622	1,786	1,976	1,960	2,005	2,165

(Note) Prices on the first section of Tokyo Stock Exchange

6. Status of Corporate Governance

Fundamental concept of corporate governance

The Company recognizes that enhanced corporate governance is one of the most important preconditions for the pursuit of transparent management, speedy group operations, and increased corporate value for Nomura Group over the medium-to-long term. On the basis of this recognition, the Company has been striving to strengthen and improve its corporate governance system.

Among other endeavors, the Company has been proactively reorganizing corporate governance structures to ensure transparent management. When the Company became a holding company of Nomura Group in October 2001, it installed outside Directors to strengthen its oversight functions, established an Internal Controls Committee including outside directors, established a Compensation Committee which outside Directors also attends, and set up an Advisory Board of eminent persons from outside the Company. Since its listing on the New York Stock Exchange (NYSE) in December 2001, the Company has been further improving its information disclosure system and promoting the building of a more transparent management framework. In June 2003, the Company adopted Committee System and separated management oversight functions from business execution functions. In addition, three new Committees (Nomination Committee, Audit Committee, and Compensation Committee), all made up mostly of outside Directors, have been established. Through these efforts, the Company further strengthens management oversight and improves transparency. At the same time, the Executive Officers were broadly delegated the authority to execute business activities in order to streamline group operations on a consolidated basis.

In addition, Nomura Group enacted its Code of Ethics in 2004 which specifies items to be observed by each director, officer and employee of Nomura Group with respect to corporate governance and corporate social responsibility. Thus, the Company strives to fulfill its responsibility to all of its stakeholders, not to mention its shareholders.

Matters related to the corporate governance of the Company

1. Organizational Structure

The Company adopts an organizational structure on the basis of Committee System. In this system, the management oversight and business execution are clearly separated. Decisions can be made more quickly by broadly delegating the authority to execute business activities from the Board of Directors to the Executive Officers, and management transparency can be increased through the activities of the three committees (for Nomination, Audit, and Compensation Committee) made up mostly of outside Directors. We consider these as the reasons for the system being able to realize the most important organizational structure for the present Company.

Further, as a corporation listed on the NYSE, the Company believes that, among the various organizational structures applicable in Japan, an organizational structure based on the committees is the most compatible standard for corporate governance stipulated in the NYSE Listed Company Manual.

<Business Execution Framework>

As an entity adopting Committee System, the Board of Directors has broadly delegated the Executive Officers the authority for determining business execution functions to ensure that the Executive Officers can execute the Company’s business quickly and efficiently. Among the matters delegated to the Executive Officers by resolutions of the Board of Directors, the most important subjects of business shall be deliberated and decided at any of three conferences of the Company: the Group Executive Management Committee, the Commitment Committee and the Internal Controls Committee.

In addition to above three conferences, the “Board of Executive Officers” and the “Group Management Council” have been established in order to conduct proper business operations of Nomura Group by sharing information and discussing the business execution of the Company and Nomura Group. The roles and members of each conference are outlined below.

(1) Group Executive Management Committee

This Committee is chaired by the Chief Executive Officer (CEO) and consists of three Representative Executive Officers. The Committee deliberates and decides upon business plans and budgets, the allocation of management resources, and other important matters related to the management of Nomura Group. The meeting is held principally on a weekly basis.

(2) Commitment Committee

This Committee is chaired by the Chief Operating Officer (COO) and consists of Executive Officers and business division CEOs of Nomura Group. The Committee deliberates and decides upon the important matters related to less liquid positions and important positions from a risk management perspective of Nomura Group. The meeting is held principally on a weekly basis.

(3) Internal Controls Committee

This Committee is chaired by the CEO and consists of the CEO, persons designated by the CEO, an Audit Committee member designated by the Audit Committee, and a Director designated by the Board of Directors (Audit Mission Director). The Committee deliberates and decides upon the principal matters related to the enhancement of internal controls with respect to the business operation systems of Nomura Group, and matters related to the promotion of proper corporate behavior throughout the Group. The meeting is held principally at least once every three (3) months.

(4) Board of Executive Officers

This Board is made up of all of the Executive Officers of the Company and is responsible for sharing information and discussing the Company’s execution of business as the holding company of Nomura Group. The meetings are scheduled four times yearly.

(5) Group Management Council

This Council is made up of executives who occupy key positions in Nomura Group management and is positioned under the Group Executive Management Committee. The Council takes up matters which have been deliberated and decided by the Group Executive Management Committee and shares them for discussion with the Company and other companies of the Group. The meeting is held principally on a weekly basis.

Three of the above Committees are responsible for deciding upon the execution of important business matters delegated by the Board of Directors, namely, the Group Executive Management Committee, Commitment Committee, and Internal Controls Committee, are to report to the Board of Directors on the status of their discussions at least once every three (3) months.

In addition to the above, an “Advisory Board” made up of the top managers of representative corporations has been set up as a consultative panel to work for the Group Executive Management Committee in order to ensure that the Committee makes the utmost use of outside opinions in planning its management strategies.

<Three Board Committees>

As an entity adopting Committee System, the Company has complied with its legal requirement to establish three statutory committees made up mostly of outside Directors — the Nomination Committee, Audit Committee, and Compensation Committee. The roles, members, etc. of each Committee are outlined in the following:

(1) Nomination Committee

This Committee is a statutory organization responsible for determining the details of proposals on the election and dismissal of Directors for submission to the general meeting of shareholders. Three members of the Committee are elected by the Board of Directors. Junichi Ujiie, Chairman of the Board not serving concurrently as an Executive Officer, currently chairs the Committee. The other two members are Masaharu Shibata and Hideaki Kubori, both outside Directors. The Nomination Committee meeting was held twice during the fiscal year ended March 31, 2006.

(2) Audit Committee

This Committee is a statutory organization having powers to audit the execution of duties of the Directors and Executive Officers, to prepare audit reports, and to determine details of proposals on the election, dismissal, and non-reelection of the independent auditor for submission to the general meeting of shareholders. Three members of the Committee are elected by the Board of Directors. Haruo Tsuji and Koji Tajika, both outside Directors, currently serve as members together with Fumihide Nomura, Director not serving concurrently as Executive Officer. The Committee is chaired by Haruo Tsuji. All members are independent directors as stipulated by the Sarbanes-Oxley Act of 2002, and Koji Tajika satisfies the requirements of a Financial Expert under the Act. The Audit Committee meeting was held twenty-three (23) times during the fiscal year ended March 31, 2006.

(3) Compensation Committee

This Committee is a statutory organization to determine the policy with respect to the particulars of compensation to be paid to the Directors and Executive Officers and the individual compensation for each of them. Three members of the Committee are elected by the Board of Directors. Junichi Ujiie, Chairman of the Board not serving concurrently as an Executive Officer, currently chairs the Committee. The other two members are Masaharu Shibata and Hideaki Kubori, both outside Directors. The Compensation Committee meeting was held three times during the fiscal year ended March 31, 2006.

2. Status of Improvement of the Internal Control System

Nomura Group is striving to strengthen and improve its internal control system in order to promote proper corporate behavior throughout the Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports, and fostering the timely and appropriate disclosure of information. The internal control system to be implemented in the Company was resolved by the Board of Directors under the title of “System for ensuring appropriate conduct of operations in Nomura Holdings, Inc.”

Further, in order to ensure effective and adequate internal controls, the Internal Audit has been established independently from the business lines. The Internal Audit and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The Internal Audit follows the instructions of the Internal Controls Committee in the execution of its duties. Results of the internal audits are reported not only to the business execution lines, but also to the Audit Committee and Audit Mission Directors.

3. Status of Improvement of the Risk Management System

Please refer to “(3) Quantitative and Qualitative Disclosures about Market Risk” of the section “6. Operating and Financial Analysis” of “Item 2. Operating and Financial Review.”

4. Compensation Paid to Directors and Executive Officers

Total compensation paid to Internal Directors	124 million yen
Total compensation paid to outside Directors	98 million yen
Total compensation paid to Executive Officers	2,053 million yen

(Note)	The compensation paid to Directors who concurrently serve as Executive Officers is included in the amount for the Executive Officers.

In addition to the amounts above, a retirement bonus of 77 million yen was paid to an Executive Officer who retired during the fiscal year ended March 31, 2006, in accordance with a resolution at the 98th general meeting of shareholders held on June 26, 2002.

5. Fees to Independent Auditor

Audit fees and other fees on which the Company has agreed with Ernst & Young ShinNihon are as follows:

The amounts shown below are the fees to be paid partly by consolidated companies, not solely by the Company.

(Unit: million yen)
For the fiscal year ended March 31, 2006
Fees to be paid for audit services prescribed in Article 2, Paragraph 1 of the Certified Public Accountant Law
Audit Fees*	1,914
Fees to be paid for services other than the above
Audit-Related Fees	444
Tax Fees	130
All Other Fees	15

Total	2,503

*(Note) Audit Fees include fees related to the independent auditor’s certification services required by laws and regulations (comfort letter, examination of specified assets, etc.), in addition to the fees for the audits of the financial statements of the consolidated companies.

Organization, personnel, and procedure for an Internal Audit and an Audit by the Audit Committee, and mutual collaboration between an Internal Audit and an Audit by the Audit Committee

As an entity adopting Committee System, the Board of Directors and the Audit Committee made up mostly of outside Directors perform the central management oversight functions in the Company. To establish the independence of the Committee from the execution of business more transparently, the Chairman of the Audit Committee is elected from among the outside Directors. In order to increase the effectiveness of audit work, two non-executive full-time Directors familiar with the business and organization of

Nomura Group have been appointed as Audit Mission Directors and work in that capacity to assist the Audit Committee in conducting audits. The Audit Mission Directors assist audits by the Audit Committee by supervising operations, attending important meetings, and performing daily inspections in accordance with the instructions of the Audit Committee. The Company has also established an Office of Audit Committee to support the Audit Committee. The Office of Audit Committee provides operational support for the Audit Committee and assists the Audit Mission Directors and the members of the Audit Committee in conducting audits. An Audit Committee member designated by the Audit Committee performs Personal Evaluations of the staff employees working in the Office of Audit Committee, and the consent of an Audit Committee member designated by the Audit Committee is required for recruitments, transfers, and punishments of employees from the Office.

Further, in order to ensure effective and adequate internal controls, the Internal Audit has been established independently from the business lines. The Internal Audit and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The status of implementation of the internal audit is reported to Internal Controls Committee made up partly of an Audit Committee member and an Audit Mission Director, and the matters discussed at the Internal Controls Committee are reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly in principle) to the Audit Committee, either directly or through the Audit Mission Directors. In addition, Audit Committee members may recommend changes in an internal audit plan, additional audit procedures, and preparations for improvement plans to Executive Officers, with respect to the annual plan, status of implementation, and results of an internal audit.

The Audit Committee has authority to approve the annual audit plan of the independent auditor, hear reports and explanations on the accounting audit from the independent auditor at least once each quarter, exchange information from time to time with the independent auditor, audit the method and result of the independent auditor’s audits in view of the appropriateness thereof, and examine the relevant financial documents and supplementary schedules. Further, with respect to the audit services rendered by the independent auditor and the audit fees to be paid, the Company has stipulated the procedures for deliberation and prior approval by the Audit Committee upon the request of the Chief Financial Officer (CFO), pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission (SEC).

Personal relations, capital relations, business relations, or any other interests of Outside Directors in the Company

There are no such relations between them.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Names of the certified public accountants who executed the auditing work	Name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Michiyoshi Sakamoto	Ernst & Young ShinNihon

Designated and Operating Partner Koichi Hanabusa	Ernst & Young ShinNihon

Designated and Operating Partner Hiroki Matsumura	Ernst & Young ShinNihon

Personal profiles are not provided, as none of the above accountants have records of more than seven (7) years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	eighteen (18) persons

Assistant certified public accountants:	twenty-five (25) persons

Others:	seven (7) persons

It em 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Financial Statements

(1)	Pursuant to the section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The stand-alone financial statements of the Company have been prepared based on the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No.59, 1963) (the “Regulations”) and article 2 of the Regulation.

However, the Regulations before revision are applied to the stand-alone financial statements for the years ended March 31, 2005, in accordance with the provision of paragraph 2 of supplementary provision of the “Cabinet Office Ordinance on the Partial Revision of Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Cabinet Office Ordinance No.5, January 30, 2004).

2. Audit Certificate

Under articles No.193-2 of Securities and Exchange Law, the consolidated financial statements for the years ended March 31, 2005 and 2006 were audited by Ernst & Young ShinNihon. Under articles No.193-2 of Securities and Exchange Law, the financial statements for the years ended March 31, 2005 and 2006 were audited out by Ernst & Young ShinNihon.

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1.    CONSOLIDATED BALANCE SHEETS

		Millions of yen				Translation into millions of U.S. dollars
		March 31
	Notes	2005	%(1)	2006	%(1)	2006
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥585,115		¥991,961		$8,444
Time deposits		419,606		518,111		4,410
Deposits with stock exchanges and other segregated cash		42,513		45,564		388

		1,047,234	3.1	1,555,636	4.4	13,242

Loans and receivables:	*6
Loans receivable		514,314		682,824		5,812
Receivables from customers		12,037		26,810		228
Receivables from other than customers		697,534		656,925		5,592
Allowance for doubtful accounts		(2,801)		(2,878)		(24)

		1,221,083	3.5	1,363,681	3.9	11,608

Collateralized agreements:
Securities purchased under agreements to resell		7,201,791		8,278,834		70,470
Securities borrowed		7,187,254		8,748,973		74,472

		14,389,045	41.7	17,027,807	48.6	144,942

Trading assets and private equity investments (including securities pledged as collateral of ¥7,743,424 million in 2005 and ¥5,610,310 million ($47,755 million) in 2006):	*3
Securities inventory		14,757,597		12,739,805		108,443
Derivative contracts		515,946		592,360		5,042
Private equity investments	*4	326,978		365,276		3,109

		15,600,521	45.2	13,697,441	39.1	116,594

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥199,863 million in 2005 and ¥211,521 million ($1,800 million) in 2006)		300,553		330,964		2,817
Lease deposits		44,843		47,582		405
Non-trading debt securities (including securities pledged as collateral of ¥10,208 million in 2005 and ¥NIL ($NIL) in 2006)		277,330		220,593		1,878
Investments in equity securities		172,067		219,486		1,868
Investments in and advances to affiliated companies	*16	226,394		223,912		1,906
Deferred tax assets	*13	111,191		145,024		1,234
Assets of discontinued operations		931,674		—		—
Other	*7	166,918		193,909		1,651

		2,230,970	6.5	1,381,470	4.0	11,759

Total assets		¥34,488,853	100.0	¥35,026,035	100.0	$298,145

(1)	As % of total assets

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen				Translation into millions of U.S. dollars
		March 31
		2005	%(2)	2006	%(2)	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	*8	¥520,605	1.5	¥691,759	2.0	$5,888
Payables and deposits:	*6
Payables to customers		248,089		247,511		2,107
Payables to other than customers		385,660		619,271		5,271
Time and other deposits received		330,216		372,949		3,175

		963,965	2.8	1,239,731	3.5	10,553

Collateralized financing:
Securities sold under agreements to repurchase		12,603,211		10,773,589		91,706
Securities loaned		5,643,782		6,486,798		55,216
Other secured borrowings		3,419,192		3,002,625		25,558

		21,666,185	62.8	20,263,012	57.9	172,480

Trading liabilities:	*3
Securities sold but not yet purchased		4,895,054		5,880,919		50,059
Derivative contracts		437,119		646,708		5,505

		5,332,173	15.5	6,527,627	18.6	55,564

Other liabilities:
Accrued income taxes		31,336		188,770		1,607
Accrued pension and severance costs	*11	77,958		65,041		554
Liabilities of discontinued operations		881,025		—		—
Other	*7	319,625		388,169		3,304

		1,309,944	3.8	641,980	1.8	5,465

Long-term borrowings	*8	2,827,552	8.2	3,598,599	10.3	30,632

Total liabilities		32,620,424	94.6	32,962,708	94.1	280,582

Commitments and contingencies	*17
Shareholders’ equity:
Common stock	*14
No par value share; Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares at March 31, 2005 and 2006		182,800	0.5	182,800	0.5	1,556
Additional paid-in capital		155,947	0.4	159,527	0.4	1,358
Retained earnings		1,606,136	4.7	1,819,037	5.2	15,484

Accumulated other comprehensive (loss) income:
Minimum pension liability adjustment		(24,645)		(14,096)		(120)
Cumulative translation adjustments		(18,083)		(1,129)		(10)

		(42,728)	(0.1)	(15,225)	(0.0)	(130)

		1,902,155	5.5	2,146,139	6.1	18,268
Less—Common stock held in treasury, at cost —24,657,971 shares and 61,055,664 shares at March 31, 2005 and 2006, respectively		(33,726)	(0.1)	(82,812)	(0.2)	(705)

Total shareholders’ equity		1,868,429	5.4	2,063,327	5.9	17,563

Total liabilities and shareholders’ equity		¥34,488,853	100.0	¥35,026,035	100.0	$298,145

(2)	As % of Total liabilities and shareholders’ equity

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2.    CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen				Translation into millions of U.S. dollars
		Year ended March 31
	Notes	2005	%(3)	2006	%(3)	2006
Revenue:
Commissions		¥221,963		¥356,325		$3,033
Fees from investment banking		92,322		108,819		926
Asset management and portfolio service fees		78,452		102,667		874
Net gain on trading	*3	201,686		304,223		2,590
Gain on private equity investments		7,744		12,328		105
Interest and dividends		401,379		693,813		5,906
(Loss) gain on investments in equity securities		15,314		67,702		576
Private equity entities product sales		75,061		88,210		751
Other		32,316		58,753		500

Total revenue		1,126,237	100.0	1,792,840	100.0	15,261
Interest expense		327,047	29.0	647,190	36.1	5,509

Net revenue		799,190	71.0	1,145,650	63.9	9,752

Non-interest expenses:
Compensation and benefits		274,988		325,431		2,770
Commissions and floor brokerage		23,910		32,931		280
Information processing and communications		81,408		89,600		763
Occupancy and related depreciation		53,534		55,049		469
Business development expenses		28,214		32,790		279
Private equity entities cost of goods sold		44,681		48,802		415
Other		87,620		115,447		983

		594,355	52.8	700,050	39.0	5,959

Income from continuing operations before income taxes		204,835	18.2	445,600	24.9	3,793
Income tax expense	*13	110,103	9.8	188,972	10.6	1,609

Income from continuing operations		94,732	8.4	256,628	14.3	2,184

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million ($637 million) in 2006)		—		99,413	5.6	846
Income tax expense		—		51,713	2.9	440

Gain on discontinued operations		—		47,700	2.7	406

Net income		¥94,732	8.4	¥304,328	17.0	$2,590

	Notes	Yen				Translation into U.S. dollars
Per share of common stock:	*10
Basic—
Income from continuing operations		¥48.80		¥134.10		$1.14
Gain on discontinued operations		—		24.92		0.21

Net income		¥48.80		¥159.02		$1.35

Diluted—
Income from continuing operations		¥48.77		¥133.89		$1.14
Gain on discontinued operations		—		24.89		0.21

Net income		¥48.77		¥158.78		$1.35

(3)	As % of Total revenue

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3.    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Common Stock
Balance at beginning of year	¥182,800	¥182,800	$1,556

Balance at end of year	¥182,800	¥182,800	$1,556

Additional paid-in capital
Balance at beginning of year	¥154,063	¥155,947	$1,327
Gain on sales of treasury stock	14	192	2
Issuance of common stock options	1,870	3,388	29

Balance at end of year	¥155,947	¥159,527	$1,358

Retained earnings
Balance at beginning of year	¥1,550,231	¥1,606,136	$13,672
Net income	94,732	304,328	2,590
Cash dividends	(38,827)	(91,427)	(778)

Balance at end of year	¥1,606,136	¥1,819,037	$15,484

Accumulated other comprehensive income
Minimum pension liability adjustment
Balance at beginning of year	¥(34,221)	¥(24,645)	$(210)
Net change during the year	9,576	10,549	90

Balance at end of year	¥(24,645)	¥(14,096)	$(120)

Cumulative translation adjustments
Balance at beginning of year	¥(34,380)	¥(18,083)	$(154)
Net change during the year	16,297	16,954	144

Balance at end of year	¥(18,083)	¥(1,129)	$(10)

Common stock held in treasury
Balance at beginning of year	¥(32,805)	¥(33,726)	$(287)
Repurchases of common stock	(475)	(49,507)	(421)
Sales of common stock	129	11	0
Common stock issued to employees	—	668	5
Other net change in treasury stock	(575)	(258)	(2)

Balance at end of year	¥(33,726)	¥(82,812)	$(705)

Number of shares issued
Balance at beginning of year	1,965,919,860	1,965,919,860

Balance at end of year	1,965,919,860	1,965,919,860

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Net income	¥94,732	¥304,328	$2,590
Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax	16,297	16,954	144
Minimum pension liability adjustment:
Changes in minimum pension liability during the year	15,738	18,412	157
Deferred income taxes	(6,162)	(7,863)	(66)

Total	9,576	10,549	91

Total other comprehensive (loss) income	25,873	27,503	235

Comprehensive income	¥120,605	¥331,831	$2,825

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Cash flows from operating activities from continuing operations:
Income from continuing operations	¥94,732	¥256,628	$2,184
Adjustments to reconcile income from continuing operations to net cash used in operating activities:
Depreciation and amortization	38,163	42,812	364
Stock-based compensation	1,870	3,388	29
Gain on investments in equity securities	(15,314)	(67,702)	(576)
Equity in earnings of affiliates, net of dividends received	(7,416)	(26,695)	(227)
Loss on disposal of office buildings, land, equipment and facilities	1,642	8,777	75
Deferred income tax (benefit) expense	5,710	(23,540)	(200)
Changes in operating assets and liabilities:
Time deposits	(157,971)	(81,193)	(691)
Deposits with stock exchanges and other segregated cash	3,036	(440)	(4)
Trading assets and private equity investments	(1,552,822)	2,302,636	19,600
Trading liabilities	(738,575)	1,084,026	9,227
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,402,270	(3,107,197)	(26,449)
Securities borrowed, net of securities loaned	483,804	(761,584)	(6,483)
Other secured borrowings	831,974	(416,566)	(3,546)
Loans and receivables, net of allowance	(158,640)	(75,773)	(645)
Payables and deposits received	(478,796)	157,956	1,345
Accrued income taxes, net	(69,418)	171,016	1,456
Other, net	36,822	(32,876)	(280)

Net cash used in operating activities from continuing operations	(278,929)	(566,327)	(4,821)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(59,348)	(83,983)	(715)
Proceeds from sales of office buildings, land, equipment and facilities	2,645	1,557	13
Payments for purchases of investments in equity securities	(79)	(2,126)	(18)
Proceeds from sales of investments in equity securities	12,985	10,523	90
Decrease (increase) in non-trading debt securities	(71,604)	56,824	484
Business combinations, net of cash acquired	(25,704)	(4,711)	(40)
Decrease in investments in and advances of affiliated companies, net	19,284	49,268	419
Other, net	(3)	87	1

Net cash provided by (used in) investing activities from continuing operations	(121,824)	27,439	234

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	844,659	1,656,317	14,099
Decrease in long-term borrowings	(495,455)	(943,086)	(8,028)
Increase in short-term borrowings, net	70,181	175,910	1,497
Proceeds from sales of common stock	143	871	7
Payments for repurchases of common stock	(475)	(49,507)	(421)
Payments for cash dividends	(33,992)	(42,290)	(360)

Net cash provided by financing activities from continuing operations	385,061	798,215	6,794

Effect of exchange rate changes on cash and cash equivalents	13,697	16,419	140

Discontinued operations:
Net cash provided by (used in) discontinued operations from
Operating activities	—	28,856	246
Investing activities	—	(19,178)	(163)
Financing activities	—	(12,067)	(103)
Proceeds from sales of discontinued operations	—	131,100	1,116
Payments for purchase of discontinued operations	(50,262)	—	—
Cash and cash equivalents classified as discontinued operations	—	2,389	20

	(50,262)	131,100	1,116
Net increase (decrease) in cash and cash equivalents	(52,257)	406,846	3,463
Cash and cash equivalents at beginning of the year	637,372	585,115	4,981

Cash and cash equivalents at end of the year	¥585,115	¥991,961	$8,444

Supplemental disclosure:
Cash paid during the year for—
Interest	¥382,494	¥708,107	$6,027

Income tax payments, net	¥173,811	¥41,496	$353

Non cash activities—
Business combination

Assets acquired, excluding cash and cash equivalents at the date of business combination, and debt assumed were ¥198,355 million and ¥183,156 million for the year ended March 31, 2005, respectively. Assets acquired, excluding cash and cash equivalents at the date of business combination, and debt assumed were ¥1,836 million ($16 million) and ¥1,576 million ($13 million) for the year ended March 31, 2006, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

6.    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to the section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statement for the year ended March 31, 2006 has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a positive impact of ¥8,364 million and positive impact of ¥59,320 million ($505 million) on income before income taxes for the year ended March 31, 2005 and 2006, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity.

Retirement and severance benefit—

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. Under U.S. GAAP, additional minimum pension liabilities are provided when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, under Japanese GAAP, the difference has a positive impact of ¥4,336 million and positive impact of ¥4,199 million ($36 million) on income before income taxes for the year ended March 31, 2005 and 2006, respectively.

Appropriations of retained earnings—

Under U.S. GAAP, appropriations of retained earnings are reflected and recorded in the consolidated financial statements in the period to which they relate. Under Japanese GAAP, a company may select the accounting method for appropriations of retained earnings to reflect and record appropriations in the consolidated financial statements either in the period to which they relate or in a subsequent period when approval for the appropriations by the board of directors has been obtained.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purpose are valued at fair value and changes in the fair value of derivative contracts are deferred on the balance sheet.

Leveraged leases—

Under U.S. GAAP, fixed income and expenses are recognized for each year over the period of the leveraged leases. Under Japanese GAAP, depreciation expenses arising from leased assets are recognized on a declining balance method and income and expenses are not averaged during the period of leveraged leases.

2. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Domestic Retail, Global Markets, Global Investments Banking, Global Merchant Banking and Asset Management.

In Domestic Retail business, Nomura provides principally investment consultation services mainly to individual customers in Japan. In Global Markets business, it is composed of three business lines: Global Fixed Income, Global Equity and Asset Finance. Nomura is engaged in principally sales and trading of equity, bond and currency exchange on a global basis to institutions domestically and abroad. In Global Investment Banking business, Nomura provides wide array of investment banking services such as underwriting of bond, equity and other, mediation of M&A and financial advice business in major world financial market. In Global Merchant Banking business, Nomura invests in private equity business for an increase in the corporate value of investee companies. In Asset Management business, Nomura provides principally development and management of investment trusts, and investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”), the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Discontinued operations—

On January 31, 2006, Nomura sold its stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in Nomura’s private equity business and accounted for as a consolidated subsidiary. In the year ended March 31, 2006, MR has been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations and cash flows are separately reported. Also, all amounts in previous years related to the discontinued operations are excluded in the footnotes to the consolidated financial statements.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

Private equity business—

The investments in private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to “private equity entities.”

Private equity investments accounted for at fair value are based on Nomura’s assessment of each underlying investment. The investments, by their nature, have little or no price transparency. Investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has declined below the carrying value. In reaching that determination, Nomura uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. See Note 4 for further discussion of private equity business.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Non-trading debt securities as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at the fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 8 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥30,050 million and ¥30,817 million ($262 million) and in Occupancy and related depreciation in the amount of ¥8,113 million and ¥11,995 million ($102 million) for the years ended March 31, 2005 and 2006, respectively.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥nil million and ¥250 million ($2 million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2005 and 2006, respectively. These losses are included in consolidated statements of income under Non-interest expenses—Other.

The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥145,932 million and ¥26,135 million at March 31, 2005 and ¥205,214 million ($1,747 million) and ¥14,272 million ($121 million) at March 31, 2006, respectively.

Investments in equity securities for other than operating purposes include investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other. Such investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥4,379 million and ¥6,260 million at March 31, 2005 and ¥15,976 million ($136 million) and ¥10,799 million ($92 million) at March 31, 2006, respectively.

In accordance with U.S. GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated statements of income.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Nomura accounts for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period, which generally is equal to the vesting period.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect all of the securities with potential dilutive effect.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” these assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” SFAS No. 123-R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. In April 2005, the Securities and Exchange Commissions approved postponing the effective date for applying the provision of SFAS No. 123-R until fiscal years beginning after June 15, 2005. As Nomura accounts for stock-based compensation under SFAS No. 123, the impact of adopting SFAS No. 123-R is not expected to be significant.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 04-5 (“EITF 04-5”), “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate the limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance is effective for existing partnership agreements for financial reporting periods beginning after December 15, 2005 and immediately for all new limited partnership agreements and any limited partnership agreements that are modified. Nomura is currently assessing the impact of the adoption of EITF 04-5.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This Statement permits an entity to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. Nomura is currently assessing the impact and timing of adoption of the proposed guidance.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.140.” This Statement requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. This Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. It is allowed for an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities for each class: (1) the amortization method or (2) the fair value measurement method. Separate presentation of servicing assets and servicing liabilities subsequently measured at fair value are required in the statement of financial position. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with the earlier adoption permitted under certain conditions. Nomura is currently assessing the impact and timing of adoption of the Statement.

3. Financial instruments:

Nomura enters into transactions in financial instruments including cash instruments and derivatives primarily for trading activities and, where needed, non-trading activities.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Securities inventory and securities sold but not yet purchased

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Non-trading debt securities on the consolidated balance sheets at March 31, 2005 and 2006, respectively.

Securities inventory, including ones that are disclosed parenthetically as Securities pledged as collateral and Securities sold but not yet purchased at March 31, 2005 and 2006 consist of trading securities at fair value classified as follows:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2005		2006		2006
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased
Equity securities and convertible bonds	¥2,387,992	¥639,919	¥3,460,712	¥603,743	$29,458	$5,139
Government and government agency bonds	9,080,814	3,916,141	5,963,420	4,751,230	50,761	40,443
Bank and corporate debt securities	1,494,890	267,197	1,677,309	228,121	14,277	1,942
Commercial paper and certificates of deposit	16,000	—	30,995	—	264	—
Options and warrants	58,639	70,652	139,437	297,758	1,187	2,534
Mortgage and mortgage-backed securities	1,056,212	1,145	1,264,993	67	10,768	1
Beneficiary certificates and other	663,050	—	202,939	—	1,728	—

	¥14,757,597	¥4,895,054	¥12,739,805	¥5,880,919	$108,443	$50,059

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including Securities pledged as collateral, represented 26.3% and 17.0% of Nomura’s total assets as of March 31, 2005 and 2006, respectively.

Collateralized agreements and financing transactions

Nomura enters into secured financing transactions mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. These transactions include resale and repurchase agreements, securities borrowed and loaned transactions and other secured borrowings.

Under these agreements and transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to/from financial institutions under agreements known as lending and borrowing debt and equity securities contracts. Under these agreements, Nomura lends and borrows debt and equity securities without collateral. At March 31, 2005 and 2006, the aggregate contractual amounts of debt and equity securities borrowing contracts without collateral were ¥603 billion and ¥1,444 billion ($12 billion), respectively. There were no securities lending contracts without collateral at March 31, 2005 or 2006.

The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities and the portion that has been sold or repledged at March 31, 2005 and 2006 are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2005	2006	2006
The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥18,747	¥22,061	$188
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	14,448	16,125	137

In the normal course of business, Nomura enters into Gensaki transactions which involve selling securities to customers and repurchasing them from the customers on a specific future date at a specific price. As the Gensaki transactions are recorded as sales, the related securities and repurchase obligations are not reflected on the accompanying consolidated balance sheets. As of March 31, 2005 and 2006, securities sold under Gensaki agreements but not yet reacquired amounted to ¥52,000 million and ¥NIL, respectively. The contractual repurchase value of the above Gensaki transactions at March 31, 2005 and 2006 approximated the market value of the securities at those dates.

Nomura seeks to minimize the market and credit risks associated with its customer securities activities through various control policies and procedures, including continuous monitoring of market and customer exposures, hedging strategies, and requiring collateral or additional margin or reduced positions when necessary.

Financial instruments pledged without the right to sell or repledge as collateral

Assets owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at March 31, 2005 and 2006, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Trading assets:
Equity securities and convertible bonds	¥176,968	¥50,319	$428
Government and government agency bonds	344,194	419,391	3,570
Bank and corporate debt securities	510,006	578,000	4,920
Warrants	—	1,642	14
Mortgage and mortgage-backed securities	655,868	918,465	7,818
Beneficiary certificates and others	—	75,768	645

	¥1,687,036	¥2,043,585	$17,395

Non-trading debt securities	¥51,133	¥55,090	$469
Investments in and advance to affiliated companies	¥46,022	¥128,811	$1,096
Other	¥5	¥5	$0

Derivatives utilized for trading purposes—

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

These instruments involve, to varying degrees, off-balance sheet market and credit risk under which default by the counterparty and future changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments may ultimately result in cash settlements in excess of the amounts recognized on the consolidated balance sheets.

Nomura enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities. The Company’s U.S.-based indirect wholly-owned subsidiary, Nomura Derivative Products Inc. (“NDPI”), engages in the swap business. Counterparties to transactions executed with NDPI rely solely on the creditworthiness of NDPI and have no claims against the assets of any other Nomura group entities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts are considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency swap transactions. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall off-balance sheet risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39.

EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF Issue No. 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Nomura defers recognition of certain gains and losses at the inception of a contract in accordance with EITF Issue No. 02-3.

The table below discloses the fair values at March 31, 2005 and 2006 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Trading Assets:
Foreign exchange forwards	¥43,326	¥58,417	$497
FRA(1) and other OTC(2) forwards	5,377	1,570	13
Swap agreements	330,343	352,652	3,002
Options other than securities options—purchased	136,900	179,721	1,530

Sub-total	515,946	592,360	5,042
Securities options—purchased(3)	58,500	137,246	1,168

Total	¥574,446	¥729,606	$6,210

Trading Liabilities:
Foreign exchange forwards	¥30,858	¥39,311	$335
FRA and other OTC forwards	21,168	21,072	179
Swap agreements	296,481	446,061	3,797
Options other than securities options—written	88,612	140,264	1,194

Sub-total	437,119	646,708	5,505
Securities options—written(3)	60,578	266,485	2,268

Total	¥497,697	¥913,193	$7,773

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate.

Net gain on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt and equity instruments. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. Nomura manages its trading business by product groupings. The following table of net trading gains by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Merchant Banking	¥4,013	¥5,246	$45
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	76,815	148,073	1,260
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	120,858	150,904	1,285

	¥201,686	¥304,223	$2,590

Non-trading activities—

Nomura’s non-trading activities consist primarily of investments in equity securities for Nomura’s operating purposes and derivatives for purposes other than trading. Non-trading assets and non-trading liabilities consist of accounts other than Trading assets and private equity investments, Trading liabilities and trading balances of secured borrowings contained in Long-term borrowings which are shown in Note 8.

Derivatives utilized for non-trading purposes

Nomura’s principal objective in utilizing derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed or floating rate interest payments on its debt obligations to floating rate or fixed payments. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Estimated fair value of financial instruments—

Nomura’s financial instruments are recorded using several methods, including historical cost, amortized cost or fair value. Specific accounting policies for significant financial instruments are discussed in Note 1.

The estimated fair values of Nomura’s financial instruments are derived using quoted market prices, where available. Because no quoted market prices exist for a significant portion of Nomura’s financial instruments, the fair values of such instruments have been estimated using various valuation techniques that are influenced by numerous subjective assumptions, such as discount rates of future cash flows. It should be noted that different assumptions or estimation methodologies could significantly affect these estimates. Such estimates, therefore, may not be necessarily indicative of the net realizable or liquidation value of these instruments. In addition, the estimated fair values presented are calculated based on market conditions at a specific point in time and may not be reflective of future fair values.

Short-term financial assets and liabilities carried at amounts which approximate fair value include: cash and cash deposits, receivables from customers/other than customers, securities purchased under agreements to resell, securities borrowed, short-term borrowings, time and other deposits received, payables to customers/other than customers, securities sold under agreements to repurchase, securities loaned and other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

The estimated fair values of loans receivable approximate carrying value. The estimated fair values of loans are determined based on loan characteristics. The fair value of fixed rate loans was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair values. For Nomura’s floating rate loans receivable, carrying value approximates fair value.

The following table presents financial instruments with carrying values that differ from their estimated fair values.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2005		2006		2006
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥2,828	¥2,834	¥3,599	¥3,602	$31	$31

Long-term borrowings

        For certain bonds and notes issued by Nomura, Nomura enters into interest rate and currency swap contracts designated as hedges. The estimated fair values of the bonds and notes and related hedging instruments were estimated using quoted market prices where available or by discounting future cash flows.

4. Private equity business:

Terra Firma investments

Following a review to determine the optimum structure to run its private equity business in Europe, on March 27, 2002, Nomura restructured its Principal Finance Group and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG entity, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership. With effect from March 27, 2002, Nomura ceased consolidating the PFG entities and accounts for these investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with the accounting practices for broker-dealers and applicable to investment companies.

The estimated fair value of the Terra Firma investments was ¥312,818 million and ¥323,182 million ($2,751 million) at March 31, 2005 and 2006, respectively. Of this, the respective percentages at March 31, 2005 and 2006 were 72% and 75% for the real estate sector, 10% and 6% for the services sector and the remaining balance of 18% and 19% is in consumer businesses, which includes retail and consumer finance.

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the AICPA Audit and Accounting Guide “Audits of Investment Companies” (“Audit Guide”). The FASB has deferred application of FIN 46-R to non-registered investment companies until the Investment Company AICPA Statement of Position—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP”) is finalized. The most significant of the entities currently excluded from FIN 46-R are the Terra Firma investments. Nomura’s interest in these investments totals ¥323 billion ($2.8 billion), which is already recorded on the consolidated balance sheet at March 31, 2006. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not change Nomura’s economic exposure with respect to these investments.

Other private equity investments

In addition to the Terra Firma investments portfolio, Nomura is a 10% investor in a ¥277 billion ($2.4 billion) private equity fund (“TFCP II”), also raised and managed by Terra Firma Capital Partners Limited. Nomura’s total commitment is ¥27,697 million ($236 million) and ¥17,180 million ($146 million) had been drawn down for investments as at March 31, 2006. Nomura also accounts for its investment in TFCP II at fair value.

Private equity business in Japan

Nomura also has a growing private equity business in Japan, which is operated through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception, NPF has made 17 investments and exited from 7 of these investments (including partial sales). During the year ended March 31, 2005, NPF acquired three businesses, accounted for as business combinations under SFAS 141, in separate transactions, including Millennium Retailing Group (“MRG”), a major Japanese department store chain. While the total purchase price was ¥63,146 million, the total cash acquired exceeded the total purchase price by ¥87,554 million. During the year ended March 31, 2006, there were no acquisitions accounted for as business combinations in private equity business under SFAS 141. The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. The AICPA is expected to issue the SOP in 2006. When the SOP is issued, Nomura will make a determination under the guidance provided by the SOP as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

Terra Firma investments valuation

As stated above, the Terra Firma investments are carried at fair value. Changes in the fair value of these investments are included in Gain on private equity investments.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Real Estate

Comparable market transactions, rental reviews for the period, strong demand for housing in both the homeowner and rental markets.

Property holding, refurbishment and head office costs.

Profit share payable to third parties.

Availability and cost of finance.

Retail and Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement, rental acquisition costs, rental maintenance costs.
Market share, changes in market size, underlying trends in consumer behavior, revenue per room, gross margin, operating costs and pension obligations.

Services

New contracts. Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditures. Ongoing servicing costs and remedial work, including staff costs and central overheads.

Availability and cost of finance. Pension obligations.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the valuation is required. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used.

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered.

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Terra Firma investments represents the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or to Terra Firma.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Millennium Retailing Group (“MRG”)

MRG is a retail group consisting of Sogo Co., Ltd., The Seibu Department Stores, Ltd. and Millennium Retailing, Inc. (“MR”), which is the group’s holding company. NPF agreed to MRG’s plan to boost its capital and purchased newly issued MR common shares for ¥50,000 million, which consisted of ¥20,000 million in July 2004 and ¥30,000 million in January 2005. The result was that NPF acquired a 65.5% equity interest in MR.

MRG’s fiscal year end is February 28 and Nomura consolidated MRG as of this date, reporting its results of operations on a one month lag. Nomura designated February 28, 2005 as the effective date for consolidating MRG, and for the year ended March 31, 2005 recorded its share of MRG’s earnings on the equity basis.

Discontinued operations

NPF, sold its entire stake in MR for ¥131,100 million ($1,116 million) in cash on January 31, 2006 and a gain on disposal of ¥74,852 million ($637 million) was recorded. In accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from MRG was classified as discontinued operations on the consolidated statements of income. Net revenue and income before income taxes for MRG, reported in discontinued operations for the year ended March 31, 2006 were ¥407,827 million ($3,471 million) and ¥24,561 million ($209 million), respectively. (For the year ended March 31, 2005, MRG’s results were recorded on the equity method of accounting and were not significant.) In addition, assets and liabilities consolidated as of March 31, 2005 were reclassified as Assets of discontinued operations and Liabilities of discontinued operations on the consolidated balance sheets and cash flows were also separated.

5. Securitization and Variable Interest Entities (VIEs):

Securitization activities—

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

During the years ended March 31, 2005 and 2006, Nomura securitized ¥477 billion and ¥1,148 billion ($9.8 billion) of financial assets, respectively. In addition, Nomura received ¥38 billion and ¥15 billion ($0.1 billion) from securitization trusts and paid ¥39 billion and ¥10 billion ($0.1 billion) to securitization trusts, respectively. Nomura held ¥33 billion of retained interests in transferred assets at March 31, 2005, which included ¥22 billion of interest that were not expected to retain for other than a temporary period, and ¥40 billion ($0.3 billion) of retained interests in transferred assets at March 31, 2006.

Variable Interest Entities (VIEs)—

FIN 46-R provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. VIEs are required to be consolidated by the primary beneficiaries of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both.

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor, and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. At March 31, 2006, Nomura consolidates VIEs for which Nomura is the primary beneficiary, that were created to market structured bonds to investors by repackaging corporate convertible bonds. Nomura also consolidates investment funds, which are managed in line with stipulated investment criteria, in which it is the primary beneficiary.

The following table shows the classification of the consolidated VIE’s assets collateralized for the VIE’s obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2005	2006	2006
Consolidated VIE’s assets collateralized for the VIE’s obligations
Securities inventory	¥103	¥114	$1.0
Other	3	2	0

Total	¥106	¥116	$1.0

Nomura also holds significant variable interests in VIEs, where Nomura is not a primary beneficiary, through making loans to and investing in equity and debt of the VIEs. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity which is associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings. Nomura also may have equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other low investment grade debt obligations. Nomura also provides guarantees and sells beneficial interests regarding leveraged and operating leases for aircraft using VIEs. Additionally, Nomura makes loans and invests in entities, which have been determined to be VIEs, in connection with acquiring operating businesses.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2005 and 2006. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2005	2006	2006
VIE assets	¥287	¥546	$4.6
Maximum exposure to loss	25	119	1.0

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the Audit Guide. The FASB has deferred application of FIN 46-R to non-registered investment companies until the Investment Company SOP is finalized. The most significant of these entities are the Terra Firma investments. Nomura’s interest in these investments totals ¥ 323 billion ($2.8 billion), which is already recorded on the consolidated balance sheet at March 31, 2006. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

6. Receivables and payables:

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”). Margin transaction loans amounting to ¥178,325 million and ¥343,843 million ($2,927 million) at March 31, 2005 and 2006, respectively, are collateralized by customers’ securities and are also collateralized by customers’ deposits of securities. Banking/financing activities loans amount to ¥219,851 million and ¥281,919 million ($2,400 million) at March 31, 2005 and 2006, respectively. Inter-bank money market loans amount to ¥113,083 million and ¥53,545 million ($456 million) at March 31, 2005 and 2006, respectively.

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Net receivables/payables arising from unsettled trades were included in Receivables from other than customers amounting to ¥251,009 million at March 31, 2005, and Payables to other than customers in the amount of ¥171,203 million ($1,457 million) at March 31, 2006. Payables to customers/other than customers include funds received from customers/other than customers. Deposits received from customers of ¥198,063 million and ¥197,065 million ($1,677 million) are included in Payables to customers at March 31, 2005 and 2006, respectively.

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts for the years ended March 31, 2005 and 2006 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Balance at beginning of year	¥(5,778)	¥(2,801)	$(24)
Deductions:
Reversal of allowance for doubtful accounts	1,947	50	1
Charge-offs	1,038	250	2
Other:
Other—net	(8)	(377)	(3)

Balance at end of year	¥(2,801)	¥(2,878)	$(24)

7. Other assets-Other/ Other liabilities-Other:

Other assets-Other in the consolidated balance sheet includes Goodwill and Other intangible assets in the amounts of ¥9,989 million at March 31, 2005 and ¥13,586 million ($116 million) at March 31, 2006, and Investments in equity securities for other than operating purposes, held by private equity entities, in the amounts of ¥4,333 million at March 31, 2005 and ¥6,811 million ($58 million) at March 31, 2006, respectively.

Changes in goodwill for the years ended March 31, 2005 and 2006 are as follows. Goodwill impairment charges are not deductible for tax purposes.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Balance at beginning of year	¥3,037	¥7,067	$60
Increase by acquisitions	4,164	5,607	47
Impairment	(149)	(2,045)	(17)
Others	15	783	7

Balance at end of year	¥7,067	¥11,412	$97

Other liabilities-Other in the consolidated balance sheet includes accrued expenses in the amounts of ¥102,410 million at March 31, 2005 and ¥137,013 million ($1,166 million) at March 31, 2006 and Minority interests in the amounts of ¥8,305 million at March 31, 2005 and ¥20,302 million ($173 million) at March 31, 2006, respectively.

8. Borrowings:

Borrowings of Nomura at March 31, 2005 and 2006 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Short-term borrowings(1):
Commercial paper	¥233,800	¥370,598	$3,154
Bank loans	246,521	292,859	2,493
Other	40,284	28,302	241

Total	¥520,605	¥691,759	$5,888

Long-term borrowings:
Long-term loans from banks and other financial institutions(2)	¥589,473	¥746,001	$6,350
Bonds and notes issued:(2)
Fixed-rate obligations:
Japanese yen denominated	471,410	402,659	3,427
Non-Japanese yen denominated	—	815	7
Variable-rate obligations:
Japanese yen denominated	34,200	33,718	287
Non-Japanese yen denominated	12,854	180,074	1,533
Index / Equity linked obligations:
Japanese yen denominated	1,354,512	1,739,876	14,810
Non-Japanese yen denominated	177,903	286,846	2,442

	2,050,879	2,643,988	22,506
Trading balances of secured borrowings	187,200	208,610	1,776

Total	¥2,827,552	¥3,598,599	$30,632

(1)	Include secured borrowings of ¥2,583 million at March 31, 2005 and ¥2,751 million ($23 million) at March 31, 2006.
(2)	Include secured borrowings of ¥6,933 million at March 31, 2005 and ¥6,761 million ($58 million) at March 31, 2006.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Debt issued by the Company	¥678,824	¥670,835	$5,710
Debt issued by subsidiaries—guaranteed by the Company	1,662,121	2,173,496	18,501
Debt issued by subsidiaries—not guaranteed by the Company(1) (2)	486,607	754,268	6,421

Total	¥2,827,552	¥3,598,599	$30,632

(1)	Includes trading balances of secured borrowings.
(2)	Includes debt issued by consolidated variable interest entities for which subsidiaries were the primary beneficiaries.

At March 31, 2006, fixed-rate obligations of long-term borrowings are due between 2006 and 2018 at interest rates ranging from 0.15% to 3.60%. Variable-rate obligations, which are generally based on LIBOR, are due between 2006 and 2023 at interest rates ranging from 0.17% to 5.58%. Index / Equity linked obligations are due between 2006 and 2036 at interest rates ranging from 0.00% to 30.00%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other indexed instruments.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings include adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, at March 31, 2005 and 2006 were as follows:

Borrowings

	March 31
	2005	2006
Short-term borrowings	1.02%	1.32%
Long-term borrowings	0.36%	0.87%
Fixed-rate obligations	0.55%	0.54%
Variable-rate obligations	0.82%	1.58%
Index / Equity linked obligations	0.14%	0.74%

Trading balances of secured borrowings

These balances of secured borrowings represent secured loans from special purpose entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes by the special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets. The outstanding balances of these assets were ¥192,573 million at March 31, 2005 and ¥207,324 million ($1,765 million) at March 31, 2006. The balances are included in the consolidated balance sheets as Securities inventory and Derivative contracts.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2005 consist of the following(1):

Year ending March 31	Millions of yen
2006	¥212,253
2007	212,306
2008	299,364
2009	283,491
2010	325,984
2011 and thereafter	1,494,154

¥2,827,552

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2006 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2007	¥219,590	$1,869
2008	278,934	2,374
2009	562,764	4,790
2010	351,661	2,994
2011	236,430	2,013
2012 and thereafter	1,949,220	16,592

	¥3,598,599	$30,632

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2005 and 2006, Nomura had unused committed lines of credit amounting to ¥715,440 million and ¥603,856 million ($5,140 million), respectively.

9. Assets pledged:

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. At March 31, 2005 and 2006, the carrying value of assets pledged, except for those disclosed in Notes 3, 5 and 8, is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Loans and receivables	¥34,335	¥39,670	$338
Trading securities	3,275,382	2,439,002	20,761
Office buildings, land, equipment and facilities	3,153	3,063	26
Non-trading debt securities	97,736	34,204	291
Investments in and advances to affiliated companies	7,506	—	—
Other	564	2,158	18

	¥3,418,676	¥2,518,097	$21,434

Assets in the above table were mainly pledged to financial institutions for collateralized agreement, loans payable and derivative transactions.

In addition, Nomura repledged ¥179,368 million and ¥640,483 million ($5,452 million) of securities borrowed at March 31, 2005 and 2006 as collateral for bank loans and other loans.

10. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2005	2006	2006
Basic—
Income from continuing operations applicable to common stock	¥94,732	¥256,628	$2,184
Gain on discontinued operations applicable to common stock	—	47,700	406

Net income applicable to common stock	¥94,732	¥304,328	$2,590

Weighted average number of shares outstanding	1,941,401,477	1,913,758,941

Basic EPS:
Income from continuing operations	¥48.80	¥134.10	$1.14
Gain on discontinued operations	—	24.92	0.21

Net income	¥48.80	¥159.02	$1.35

Diluted—
Income from continuing operations applicable to common stock on which diluted net income per share is calculated	¥94,732	¥256,622	$2,184
Gain on discontinued operations applicable to common stock	—	47,700	406

Net income applicable to common stock	¥94,732	¥304,322	$2,590

Weighted average number of shares outstanding used in diluted EPS computations	1,942,517,306	1,916,672,760

Diluted EPS:
Income from continuing operations	¥48.77	¥133.89	$1.14
Gain on discontinued operations	—	24.89	0.21

Net income	¥48.77	¥158.78	$1.35

The factor of dilution to weighted average number of shares outstanding came from only options to purchase common shares including nonvested stock units for the years ended March 31, 2005 and 2006, respectively. The factor of dilution to income from continuing operations applicable to common stock arises from options to purchase common shares issued by affiliates for the year ended March 31, 2006, which would decrease in the Company’s equity in earnings of the affiliates.

There were options to purchase 5,970,000 and 1,885,000 common shares at March 31, 2005 and 2006, respectively, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each fiscal year.

11. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”). The following summarizes these plans:

Effective October 1, 2005, the Company and subsidiaries other than private equity investees in Japan (the “Japanese entities”) revised their personnel systems including employment categories and positions. In accordance with the revision, certain Japanese entities revised the regulation of severance indemnities and pension plans. The impact of the revision was calculated as prior service cost of ¥1,379 million ($12 million) and such amount was appropriately reflected on the consolidated financial statements.

Severance indemnities and pension plans—

Certain Japanese entities’ employees usually receive lump-sum severance indemnities and, those who have a qualification as pension payments recipient, make a choice how to receive it as annuity payments or lump-sum payments at termination of employment. Severance indemnities as the unfunded retirement plans generally provide lump-sum payments for employees in certain Japanese entities with at least two years of service calculated by a formula based upon position, years of service and reason of retirement according to company regulations. The amounts of lump-sum severance indemnities under the unfunded retirement plans are subject to certain deductions if the participants receive pension payments. Some Japanese entities also have pension plans as the funded retirement plans which provide annuity payments subsequent to retirement or lump-sum payments at the time of retirement for employees who retire at or after the age of 53 with at least 20 years of service or for survivors according to company regulations. The annuity is payable commencing at the age of 60 and is guaranteed for 15 years or for life, whichever is longer. Lump-sum payments are also provided to employees with at least 20 years of service and retire before the age of 53. The annuity or lump-sum payments are calculated using a formula based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

In addition to the plans above, the Company and Nomura Securities Co., Ltd. adopted defined contribution pension plans in December 2001. Other Japanese entities started defined contribution pension plans in 2002, 2003 and 2005.

Certain private equity investees operate defined benefit and defined contribution plans primarily in Japan covering certain employees (“private equity entities’ plans”). These plans are not significant.

Substantially all overseas subsidiaries have various local defined benefit plans or defined contribution pension plans covering certain employees. These plans are not significant.

Net Periodic Benefit Expense

The net pension and severance costs of the defined benefit plans for the years ended March 31, 2005 and 2006 include the following components. Nomura’s measurement date is December 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Service cost	¥8,134	¥7,940	$68
Interest cost	3,750	4,342	37
Expected return on plan assets	(2,993)	(3,147)	(27)
Amortization of net actuarial losses	4,243	3,184	27
Amortization of prior service cost	356	163	1

Net periodic pension and severance costs	¥13,490	¥12,482	$106

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets for the years ended March 31, 2005 and 2006 and a summary of the funded status at March 31, 2005 and 2006.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2005	2006	2006
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥209,378	¥207,048	$1,762
Service cost	8,134	7,940	68
Interest cost	3,750	4,342	37
Actuarial loss (gain)	(6,741)	12,028	102
Benefits paid	(7,451)	(7,154)	(61)
Prior service cost	—	1,379	12
Other	(22)	(74)	(0)

Benefit obligation at end of year	207,048	225,509	1,920

Change in plan assets:
Fair value of plan assets at beginning of year	115,331	121,217	1,032
Actual return on plan assets	5,902	29,176	248
Employer contributions	5,421	5,535	47
Benefits paid	(5,437)	(5,367)	(45)

Fair value of plan assets at end of year	121,217	150,561	1,282

Funded status	(85,831)	(74,948)	(638)
Unrecognized net actuarial loss	61,948	44,762	381
Unrecognized prior service cost	121	1,337	11

Net accrued pension liabilities	(23,762)	(28,849)	(246)

Intangible asset	(121)	(1,337)	(11)
Minimum pension liability adjustment	(41,320)	(20,228)	(172)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(65,203)	¥(50,414)	$(429)

Nomura recognized accrued pension/severance costs for private equity entities’ plans amounting to ¥7,802 million at March 31, 2005 and ¥7,215 million ($61 million) at March 31, 2006.

Nomura also recognized accrued pension/severance costs for other plans amounting to ¥4,953 million at March 31, 2005 and ¥7,412 million ($63 million) at March 31, 2006.

The accumulated benefit obligation for Japanese entities’ plans was ¥186,420 million and ¥200,736 million ($1,709 million) as of March 31, 2005 and 2006, respectively.

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2005	2006
Discount rate	2.1%	2.1%
Rate of increase in compensation levels	4.0%	3.6%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2005	2006
Discount rate	1.8%	2.1%
Rate of increase in compensation levels	4.0%	4.0%
Expected long-term rate of return on plan assets	2.6%	2.6%

Generally, Nomura determined the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2005	2006
Equity securities	57.6%	60.0%
Debt securities	36.9%	35.8%
Other	5.5%	4.2%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese entities’ plans, the target of strategic allocation is principally 53.5% equity securities, 38.5% debt securities and 8.0% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Cash Flows

Nomura expects to contribute approximately ¥8,185 million ($70 million) to Japanese entities’ plans in the year ending March 31, 2007 based upon their current funded status and expected asset return assumptions.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2007	¥7,068	$60
2008	7,515	64
2009	7,416	63
2010	8,329	71
2011	9,069	77
2012-2016	49,895	425

Defined Contribution Plans

Nomura contributed ¥763 million and ¥788 million ($7 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2005, and 2006, respectively.

The contributions to the overseas defined contribution pension plans were ¥2,621 million and ¥3,020 million ($26 million) for the years ended March 31, 2005 and 2006, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capital cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The net postretirement benefit costs, which are equivalent to the required contribution, amount to ¥4,643 million and ¥4,905 million ($42 million) for the years ended March 31, 2005 and 2006, respectively.

12. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance and to recruit talented human resources.

Stock option plan—

In August 2000, upon the issuance of unsecured bonds with detachable warrants, the Company purchased all of the detachable warrants and delivered 2,619 warrants for the acquisition of 1.1 million shares to directors, statutory auditors and certain employees as stock options. The warrants vested 6 months after the date of grant. There were no outstanding stock options due to expiration at March 31, 2006.

The Company has issued stock acquisition rights pursuant to several stock option plans for directors, executive officers and certain employees. These stock options are vested and exercisable two years after the date of grant, and expire approximately seven years after the date of grant, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the date of grant.

Nonvested stock units plans—

The Company has issued stock acquisition rights pursuant to several effective nonvested stock units plans for directors, executive officers and certain employees. These nonvested stock units are vested and exercisable two years after the date of grant, and expire approximately seven years after the date of grant. The exercise price is ¥1 per share.

The activity related to these stock options is set forth below:

	Stock options outstanding (number of shares)		Weighted-average exercise price		Weighted-average remaining life (years)
	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan
Outstanding at March 31, 2004	5,390,394	—	1,820	—	4.8	—
Granted	1,634,000	1,363,000	1,616	1
Exercised	—	—	—	—
Repurchased	—	—	—	—
Forfeited	(116,000)	(9,000)	1,698	1
Expired	(938,394)	—	2,305	—

Outstanding at March 31, 2005	5,970,000	1,354,000	1,690	1	5.2	6.2
Granted	1,763,000	2,568,000	1,415	1
Exercised	(463,000)	—	1,724	—
Repurchased	—	—	—	—
Forfeited	(103,000)	(110,000)	1,618	1
Expired	—	—	—	—

Outstanding at March 31, 2006	7,167,000	3,812,000	¥1,620	¥1	4.7	5.8

At March 31, 2005, and 2006, options exercisable were 2,164,000; and 3,835,000, respectively.

The following table details the distribution of stock options at March 31, 2006:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted- average remaining contractual life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥ 1,804	1,885,000	¥1,804	3.3	1,885,000	¥1,804
¥ 1,629	1,950,000	1,629	4.3	1,950,000	1,629
¥ 1,615	1,595,000	1,615	5.3	—	—
¥ 1,415	1,737,000	1,415	6.3	—	—

Total	7,167,000	¥1,620	4.7	3,835,000	¥1,715

	Nonvested stock units outstanding			Nonvested stock units exercisable
Exercise prices	Nonvested stock units outstanding (number of shares)	Weighted-average exercise price	Weighted- average remaining contractual life (years)	Nonvested stock units exercisable (number of shares)	Weighted-average exercise price
¥ 1	3,812,000	¥1	5.8	—	¥—

The fair value of options granted during the years ended March 31, 2005 and 2006 was ¥459 and ¥381 ($3) per share, respectively, at the grant date. Fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	Year ended March 31
	2005	2006
Expected dividend yield	1.03%	1.80%
Expected volatility	43.51%	42.44%
Risk-free interest rate	1.21%	0.87%
Expected lives	7 years	7 years

The fair value of nonvested stock units granted during the years ended March 31, 2005 and 2006 was ¥1,619 and ¥1,362 ($12) per share at the grant date.

Total stock-based compensation expense included in net income for the years ended March 31, 2005 and 2006 was ¥1,870 million and ¥3,388 million ($29 million), respectively.

Subsequent events

On April 21, 2006, the Company approved the issuance of stock acquisition rights, effectively, nonvested stock units plan effective April 24, 2006 in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution passed at the annual general meeting of shareholders held on June 28, 2005. Total number of stock acquisition rights to be issued is 30,081 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 3 million shares. Each right will allow the holder to acquire 100 shares. The exercise price shall be ¥1 per share. The options vest two years after the date of grant.

On June 8, 2006, the Company approved the issuance of stock acquisition rights, effectively, nonvested stock units plan effective June 12, 2006 in accordance with Articles 98, Paragraph 1 of the Law Concerning Adjustment of Related Laws, Etc, and a resolution passed at the annual general meeting of shareholders held on June 28, 2005. Total number of stock acquisition rights to be issued is 10,399 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 1 million shares. Each right will allow the holder to acquire 100 shares. The exercise price shall be ¥1 per share. The options vest two years after the date of grant.

The Company will issue additional stock acquisition rights as stock options (shinkabu-yoyaku-ken) as incentives for the directors, executive officers and employees of the Company, as well as directors, executive officers, statutory auditors, and employees of its subsidiaries to maintain high levels of performance and to recruit talented human resources. Issuance of stock acquisition rights as stock options (shinkabu-yoyaku-ken) without receipt of consideration in accordance with the provision of Articles 236, 238 and 239 of the Corporation Law of Japan was approved at the annual meeting of shareholders held on June 28, 2006. Pursuant to the approval, the Company will introduce the following two additional types of stock-based compensation plans, the “Stock Option A plan” and the “Stock Option B plan”. According to the Stock Option A plan, the Company will grant up to 25,000 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 100 shares. The exercise price will be the amount that is equal to 1.05 times the higher of either the average of the daily closing prices of the common stock of the Company in regular trading at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights, or the closing price on the issue date. Under the Stock Option B plan, the Company will grant up to 75,000 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 7.5 million shares. Each right will allow the holder to acquire 100 shares. The exercise price shall be ¥1 per share.

13. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Current:
Domestic	¥105,044	¥206,234	$1,756
Foreign	(651)	6,278	53

	104,393	212,512	1,809

Deferred:
Domestic	(25,605)	(8,332)	(71)
Foreign	31,315	(15,208)	(129)

	5,710	(23,540)	(200)

Total	¥110,103	¥188,972	$1,609

From the year ended March 31, 2003, the Company and its wholly-owned domestic subsidiaries adopted the consolidated tax return system. The consolidated tax return system targets only a national tax.

Effective on April 1, 2004, the standard enterprise tax rate was reduced for the Company and its domestic subsidiaries and a new regime was introduced to create taxes on capital and certain expenses defined in the law. As a result, the normal effective statutory tax rate of the Company and its domestic subsidiaries was approximately 41% for the years ended March 31, 2005 and 2006.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2005	2006
Normal effective statutory tax rate	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	19.9	12.3
Non-deductible expenses	1.6	3.5
Non-taxable revenue	(2.8)	(5.6)
Tax effect of undistributed earnings of foreign subsidiaries	0.8	2.1
Different tax rate applicable to income (loss) of foreign subsidiaries	3.3	2.1
Domestic tax benefit related to loss of foreign subsidiaries	(9.4)	(10.5)
Domestic tax reduction related to IT investment	(0.4)	(0.8)
Others	(0.2)	(1.7)

Effective tax rate	53.8%	42.4%

The net deferred tax assets of ¥111,191 million and ¥145,024 million ($1,234 million) included in the consolidated balance sheets at March 31, 2005 and 2006, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥16,216 million and ¥34,063 million ($290 million) included in Other liabilities—Other in the consolidated balance sheets at March 31, 2005 and 2006, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥8,749	¥12,534	$107
Investments in subsidiaries and affiliates	59,029	110,363	938
Valuation of financial instruments	82,589	132,012	1,124
Accrued pension and severance costs	44,178	42,234	360
Other accrued expenses and provisions	46,045	44,084	375
Operating losses	121,621	136,320	1,160
Others	4,990	3,007	26

Gross deferred tax assets	367,201	480,554	4,090
Less—Valuation allowance	(165,730)	(231,726)	(1,972)

Total deferred tax assets	201,471	248,828	2,118

Deferred tax liabilities
Investments in subsidiaries and affiliates	27,564	50,277	428
Valuation of financial instruments	72,969	81,998	699
Valuation of fixed assets	4,216	5,100	43
Others	1,747	492	4

Total deferred tax liabilities	106,496	137,867	1,174

Net deferred tax assets	¥94,975	¥110,961	$944

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets for the years ended March 31, 2005 and 2006 are shown below:

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2005		2006		2006
Balance at beginning of year	¥120,798		¥165,730		$1,410
Net change during the year	44,932	(1)	65,996	(2)	562	(2)

Balance at end of year	¥165,730		¥231,726		$1,972

(1)	Includes ¥42,442 million related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S. subsidiaries and the allowance for deferred tax assets previously recorded in certain European subsidiaries. The allowance for deferred tax assets is determined based on a review of future realizable value on certain private equity investments in Europe.
(2)	Includes ¥35,440 million ($302 million) related to foreign subsidiaries, which is mainly due to the allowance for deferred tax assets previously recorded on certain private equity investments in certain European subsidiaries, and ¥26,793 million ($228 million) related to the Company, which is due to the allowance for deferred tax assets on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.

At March 31, 2006, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥ 78,782 million ($671 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

At March 31, 2006, Nomura has net operating loss carryforwards, for income tax purposes, of ¥444,075 million ($3,780 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥128,712 million ($1,096 million), which can be carried forward indefinitely, expire as follows: 2007 through 2013—¥114,215 million ($972 million), 2014 and thereafter—¥201,148 million ($1,712 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

14. Common stock, legal reserve and retained earnings:

The balance of retained earnings at March 31, 2005 and 2006 includes statutory legal reserves required under the Japanese Commercial Code and Japanese Securities and Exchange Law that restricts the payments of dividends under the Commercial Code to shareholders. At March 31, 2006, ¥984,726 million ($8,382 million) of statutory retained earnings and additional paid-in capital of the Company is not subject to this restriction, which was based on the amount recorded in the Company’s statutory books of account maintained in accordance with accounting principles and practices prevailing in Japan. The U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the statutory books of account have no effect on the determination of retained earnings restricted for dividends under the Commercial Code.

Retained earnings include Nomura’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥27,935 million ($238 million) at March 31, 2006.

Dividends on common stock per share were ¥20.0 for the year ended March 31, 2005 and ¥48.0 ($0.41) for the year ended March 31, 2006.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2003, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥150 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ended March 31, 2004. The Company has made no share repurchases under this program.

The Company sold treasury shares by adding-to-holdings requests from investors holding shares less than one standard trading unit.

The board of directors approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan on May 18, 2005, as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion, (d) the share buyback will run from May 19, 2005, to June 23, 2005.

Under this repurchase program, the Company repurchased 25 million shares of common stock at a cost of ¥33,827 million ($288 million).

The board of directors approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan on June 28, 2005 as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion and (d) the share buyback will run from July 1, 2005, to September 16, 2005.

Under this repurchase program, the Company repurchased 11.5 million shares of common stock at a cost of ¥15,508 million ($132 million). In addition, common stock held in treasury includes shares acquired from investors holding shares less than one standard trading unit.

Common stock held in treasury also includes 1,233 thousand shares, or ¥2,364 million ($20 million), held by affiliated companies at March 31, 2006.

15. Regulatory requirements:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2005 and 2006, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2005 and 2006, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥204,002 million and ¥251,308 million ($2,139 million) and equities with a market value of ¥84,452 million and ¥124,098 million ($1,056 million), respectively, which were either included in Securities inventory on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission. The subsidiary is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $250,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2005 and 2006, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

Nomura Europe Holdings plc (NEHS) group is regulated under consolidated supervision by the Financial Services Authority in the United Kingdom. Various banking and broker/dealer subsidiaries of the group are regulated on a stand alone basis by their appropriate local regulator. This regulation may impose minimum capital adequacy requirements and limits on exposures to other members of the Company. At March 31, 2005 and 2006 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

In June 2005, Financial Services Agency established “the Guideline for Financial Conglomerate Supervision” requiring financial conglomerates to maintain 100% net capital over the required capital on consolidated basis. As of March 31, 2006, the Company was in compliance with the minimum capital requirement.

16. Investments in and transactions with affiliated companies:

Entities comprising a material portion of Nomura’s investments in affiliated companies or having a material impact on Nomura’s financial condition and results of operations include JAFCO Co., Ltd., Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.1% of the outstanding share capital at March 31, 2001 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, Nomura acquired an additional 0.6% equity interest in JAFCO. During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd.

At March 31, 2006, Nomura’s ownership of JAFCO was 25.2% and the unamortized balance of equity method goodwill arising from JAFCO was ¥22,190 million ($189 million) at March 31, 2006.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%.

During the year ended March 31, 2003, Nomura acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd.

In May 2004, Nomura acquired an additional 17.2% equity interest in NRI for ¥81,214 million at quoted market price from Nomura Land and Building Co., Ltd.

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 million of its shares from Nomura in November 2005 at a value of ¥44,000 million. At March 31, 2006, Nomura’s ownership of NRI was 36.9% and the unamortized balance of equity method goodwill arising from NRI was ¥51,162 million ($435 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB has owned certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 17. Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution for cash consideration of ¥102 million.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of real estate properties previously leased to Nomura. As a result, total assets acquired were ¥90,053 million and Advances to affiliated companies relieved were ¥28,500 million.

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party for cash consideration of ¥3,382 million. At March 31, 2006, Nomura’s ownership of NLB was 37.8% and the unamortized balance of equity method goodwill arising from NLB was ¥1,688 million ($14 million).

A summary of financial information for JAFCO, NRI and NLB is as follows (unaudited):

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Total assets	¥1,107,906	¥1,250,175	$10,642
Total liabilities	725,668	832,794	7,089

	Year ended March 31
	2005	2006	2006
Net Revenues	¥517,008	¥525,328	$4,472
Non-interest expenses	415,166	377,947	3,217
Net income	57,968	84,285	717

A summary of balances and transactions with affiliated companies, except for the lease transactions with NLB, which are disclosed in Note 17, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Investments in affiliated companies	¥226,394	¥223,912	$1,906

Advances to affiliated companies were ¥nil million at March 31, 2005 and 2006, respectively.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Revenues	¥1,129	¥372	$3
Non-interest expenses	28,442	28,995	247
Purchase of software and tangible assets	34,313	54,145	461

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Carrying amount	¥208,752	¥193,615	$1,648
Market value	285,311	342,208	2,913

Equity in earnings (losses) of the above mentioned and other affiliates amounted to ¥9,081 million and ¥29,595 million ($252 million) for the years ended March 31, 2005, and 2006, respectively. Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2005, and 2006 were ¥1,665 million and ¥2,900 million ($25 million), respectively.

17. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments at March 31, 2005 and 2006 were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Commitments to extend credit	¥118,391	¥294,902	$2,510
Commitments to invest in partnerships	74,199	33,760	287

At March 31, 2006, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥294,902	¥48,785	¥213,354	¥32,763	¥—
Commitments to invest in partnerships	33,760	78	18,931	1,774	12,977

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$2,510	$415	$1,816	$279	$—
Commitments to invest in partnerships	287	1	161	15	110

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements amounted to ¥14,336 million as of March 31, 2005 and ¥11,520 million ($98 million) as of March 31, 2006.

Nomura has commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements and financing transactions. These commitments amounted to ¥3,204 billion for resale agreements and ¥5,548 billion for repurchase agreements at March 31, 2005 and ¥3,432 billion ($29 billion) and ¥5,659 billion ($48 billion) at March 31, 2006, respectively.

As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees generally required under the membership agreements. To mitigate these risks exchanges and clearinghouses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2005 and 2006 were ¥32,528 million and ¥29,329 million ($250 million), respectively. A substantial portion of such rentals through July 31, 2004 was paid to NLB, an affiliated company. Also, see Note 16, “Investments in and transactions with affiliated companies.”

Lease deposits and rent paid to NLB were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Lease deposits	¥6,099	¥5,493	$47
Rent paid during the year	8,952	3,174	27

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2005:

Millions of yen
Year ending March 31	March 31, 2005
2006	¥1,247
2007	1,072
2008	798
2009	524
2010	383
2011 and thereafter	539

Total minimum lease payments	4,563
Less: Amount representing interest	(0)

Present value of net minimum lease payments	¥4,563

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2006:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2006
2007	¥1,484	$12
2008	1,257	11
2009	939	8
2010	687	6
2011	481	4
2012 and thereafter	664	6

Total minimum lease payments	5,512	47
Less: Amount representing interest	(2)	(0)

Present value of net minimum lease payments	¥5,510	$47

Office buildings, land, equipment and facilities in the consolidated balance sheet includes capital leases in the amount of ¥4,717 million and ¥5,471 million ($47 million) at March 31, 2005 and 2006.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2005:

Millions of yen
Year ending March 31	March 31, 2005
2006	¥5,415
2007	4,673
2008	4,474
2009	4,205
2010	3,370
2011 and thereafter	8,877

Total minimum lease payments	31,014
Less: Sublease rental income	(2,400)

Net minimum lease payments	¥28,614

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2006:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2006
2007	¥6,030	$51
2008	5,515	47
2009	4,902	42
2010	3,905	33
2011	3,218	27
2012 and thereafter	7,101	61

Total minimum lease payments	30,671	261
Less: Sublease rental income	(1,883)	(16)

Net minimum lease payments	¥28,788	$245

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities, and tax increases.

Contingencies—

Legal and Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank(through its relationship with a Dutch company as the holder of the shares). On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

NPI and Nomura International plc (NIP) are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding NPI’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB.

The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages against NPI. CSOB is also pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. Nomura believes that all such claims brought against it are without merit and Nomura is vigorously defending them.

Furthermore, in March 2006, the International Arbitral Tribunal presiding over the Dutch company’s claim against the Czech Republic (brought under the Bilateral Investor Treaty between the Netherlands and the Czech Republic) issued an award on liability in favour of the Dutch company, holding the Czech Republic’s actions pertaining to IPB to be a breach of its obligation under the Treaty for fair and equitable treatment. In May 2006, the Czech Republic lodged an appeal against this award with the Swiss Federal Supreme Court as the seat of the arbitration is Geneva. As a result, the next phase of the arbitration proceedings, in which the quantum of damages to be paid by the Czech Republic will be assessed, is presently on hold.

Guarantees—

FASB Interpretation No. 45 (“FIN 45”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2005 and 2006:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2005		2006
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥325,711	¥13,013,712	¥782,586	¥25,401,478	$6,661	$216,220
Standby letters of credit and other guarantees	77	7,919	56	6,993	0	60

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2006:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥782,586	¥25,401,478	¥4,600,915	¥5,008,669	¥8,691,937	¥7,099,957
Standby letters of credit and other guarantees(1)	56	6,993	1,915	946	3,535	597

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2006.

	Translation into million of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$6,661	$216,220	$39,163	$42,634	$73,987	$60,436
Standby letters of credit and other guarantees	0	60	17	8	30	5

18. Segment information:

Operating segments—

Nomura operated three business segments until March 31, 2005: Domestic Retail, Global Wholesale and Asset Management. From April 1, 2005, Nomura has reorganized its business segments into five segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management, from the previous three. Of these, Global Wholesale has been split into Global Markets, Global Investment Banking and Global Merchant Banking in anticipation of future business growth and to ensure mobility in entering new business. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•	The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. These investments are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results for the years ended March 31, 2005 and 2006 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2005
Non-interest revenue	¥301,464	¥170,667	¥73,271	¥20,910	¥47,056	¥21,247	¥634,615
Net interest revenue	2,903	72,420	2,174	(13,572)	1,937	8,505	74,367

Net revenue	304,367	243,087	75,445	7,338	48,993	29,752	708,982
Non-interest expenses	223,200	182,901	46,231	10,370	39,005	19,693	521,400

Income (loss) before income taxes	¥81,167	¥60,186	¥29,214	¥(3,032)	¥9,988	¥10,059	¥187,582

Year ended March 31, 2006
Non-interest revenue	¥442,981	¥327,716	¥98,087	¥80,402	¥63,030	¥669	¥1,012,885
Net interest revenue	3,554	43,392	1,579	(12,158)	2,813	7,734	46,914

Net revenue	446,535	371,108	99,666	68,244	65,843	8,403	1,059,799
Non-interest expenses	249,330	213,387	48,127	12,809	45,220	38,934	607,807

Income (loss) before income taxes	¥197,205	¥157,721	¥51,539	¥55,435	¥20,623	¥(30,531)	¥451,992

	Translation into millions of U.S. dollars
Year ended March 31, 2006
Non-interest revenue	$3,771	$2,790	$835	$684	$537	$5	$8,622
Net interest revenue	30	369	13	(103)	24	66	399

Net revenue	3,801	3,159	848	581	561	71	9,021
Non-interest expenses	2,122	1,817	410	109	385	331	5,174

Income (loss) before income taxes	$1,679	$1,342	$438	$472	$176	$(260)	$3,847

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Net loss on trading related to economic hedging transactions	¥(9,687)	¥(64,761)	$(551)
Realized gain on investments in equity securities held for relationship purpose	6,950	8,382	71
Equity in earnings of affiliates	7,271	27,842	237
Corporate items	4,519	(7,443)	(63)
Others	1,006	5,449	46

Total	¥10,059	¥(30,531)	$(260)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income from continuing operations before income taxes in the consolidated income statements.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006		2006
Net revenue	¥708,982	¥1,059,799		$9,021
Unrealized gain on investments in equity securities held for relationship purpose	8,364	59,320		505
Effect of consolidation/deconsolidation of private equity investee companies	81,844	26,531	(1)	226

Consolidated net revenue	¥799,190	¥1,145,650		$9,752

Non-interest expenses	¥521,400	¥607,807		$5,174
Unrealized gain on investments in equity securities held for relationship purpose	—	—		—
Effect of consolidation/deconsolidation of private equity investee companies	72,955	92,243		785

Consolidated non-interest expenses	¥594,355	¥700,050		$5,959

Income before income taxes	¥187,582	¥451,992		$3,847
Unrealized gain on investments in equity securities held for relationship purpose	8,364	59,320		505
Effect of consolidation/deconsolidation of private equity investee companies	8,889	(65,712	)(1)	(559)

Consolidated income from continuing operations before income taxes	¥204,835	¥445,600		$3,793

(1)	Includes the negative impact arising from classification of gain on disposal of discontinued operations of ¥74,852 million.

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) from continuing operations before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Net revenue(1):
Americas	¥65,026	¥95,938	$817
Europe	54,974	59,690	508
Asia and Oceania	17,275	26,804	228

Sub-total	137,275	182,432	1,553
Japan	661,915	963,218	8,199

Consolidated	¥799,190	¥1,145,650	$9,752

Income (loss) from continuing operations before income taxes(1)(2) :
Americas	¥(7,929)	¥6,581	$56
Europe	(18,701)	(26,605)	(226)
Asia and Oceania	2,729	7,141	61

Sub-total	(23,901)	(12,883)	(109)
Japan	228,736	458,483	3,902

Consolidated	¥204,835	¥445,600	$3,793

	March 31
	2005	2006	2006
Long-lived assets(1):
Americas	¥8,020	¥10,607	$90
Europe	46,487	53,869	459
Asia and Oceania	4,373	5,903	50

Sub-total	58,880	70,379	599
Japan	283,350	275,997	2,349

Consolidated	¥342,230	¥346,376	$2,948

(1)	Certain reclassifications of previously reported amounts, including below (2), have been made to conform to the current year presentation.
(2)	In the year ended March 31, 2006, the methodologies have been changed used in preparing Income from continuing operations before income taxes by geographic area from revenues-and-expenses-from-external-customers-basis to including-intersegment-revenues-and-expenses-basis.

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2005 and 2006.

19. Subsequent events:

None

(2) Other

We are involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations including the actions described below.

In 1998, one of our European subsidiaries, Nomura Principal Investment plc, acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank (through its relationship with a Dutch company as the holder of the shares). On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

Nomura Principal Investment and Nomura International plc are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding Nomura Principal Investment’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB.

The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages of $4.4 billion. CSOB is also pursuing a legal action before the Czech courts seeking damages of $629 million against Nomura Principal Investment, Nomura International and others arising out of IPB’s sale of a Czech brewery. We believe that all such claims brought against us are without merit and we are vigorously defending them.

Furthermore, in March 2006, the International Arbitral Tribunal presiding over the Dutch company’s claim against the Czech Republic (brought under the Bilateral Investor Treaty between the Netherlands and the Czech Republic) issued an award on liability in favour of the Dutch company, holding the Czech Republic’s actions pertaining to IPB to be a breach of its obligation under the Treaty for fair and equitable treatment. In May 2006, the Czech Republic lodged an appeal against this award with the Swiss Federal Supreme Court as the seat of the arbitration is Geneva. As a result, the next phase of the arbitration proceedings, in which the quantum of damages to be paid by the Czech Republic will be assessed, is presently on hold.

2.	Stand-alone Financial Statements

(1)	Stand-alone Financial Statements

A. Balance Sheet

		101st Fiscal Year March 31, 2005		102nd Fiscal Year March 31, 2006
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(ASSETS)
Current Assets
Cash and time deposits		7,395		13,961
Short-term loans receivable	*6	1,090,526		1,624,010
Advance payments to customers and others		539		55
Accounts receivable	*6	63,868		158,126
Accrued income		12,493		14,076
Deferred tax assets		4,581		7,387
Other current assets		6,374		14,353
Allowance for doubtful accounts		(2)		(5)

Total Current Assets		1,185,775	39.4	1,831,963	50.5
Fixed Assets
Tangible fixed assets	*1	38,152		39,072
Buildings		14,535		14,753
Furniture & fixtures		14,778		15,480
Land		8,839		8,839
Intangible assets		65,916		63,002
Tenant right		—		1
Leasehold		1		1
Software		65,915		63,000
Investments and others		1,720,949		1,693,739
Investment securities	*2	185,558		247,952
Investments in subsidiaries and affiliates (at cost)	*2	1,134,697		1,176,502
Other securities of subsidiaries and affiliates		5,660		12,803
Contributions to capital		790		790
Contributions to subsidiaries and affiliates		490		490
Long-term loans receivable from subsidiaries and affiliates		280,950		150,439
Long-term guarantee deposits	*6	50,312		52,069
Long-term prepaid expenses		50		473
Deferred tax assets		46,998		35,058
Other investments		15,477		17,196
Allowance for doubtful accounts		(33)		(33)

Total Fixed Assets		1,825,017	60.6	1,795,813	49.5

TOTAL ASSETS		3,010,792	100.0	3,627,776	100.0

		101st Fiscal Year March 31, 2006		102nd Fiscal Year March 31, 2006
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings	*6	745,500		1,322,000
Bond with maturity of less than one year		60,000		—
Deposits received		53		94
Accounts payable		17,898		24,616
Accrued expenses		3,630		9,898
Collaterals received	*6	75,780		100,871
Accrued income taxes		4,024		117,418
Accrued bonuses for employees		21		46
Other current liabilities		26		—

Total Current Liabilities		906,931	30.1	1,574,943	43.4
Long-term liabilities
Bonds payable		180,000		180,000
Long-term borrowings		436,000		421,000
Other long-term liabilities		2,323		5,185

Total Long-term liabilities		618,323	20.6	606,185	16.7

TOTAL LIABILITIES		1,525,254	50.7	2,181,128	60.1

		101st Fiscal Year March 31, 2005		102nd Fiscal Year March 31, 2006
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(SHAREHOLDERS’ EQUITY)
Common stock	*4	182,800	6.1	182,800	5.0
Capital reserves
Additional paid-in capital		112,504		112,504
Other capital reserves		1,821		2,014
Premium over acquisition cost of treasury stock sold		1,821		2,014

Total capital reserves		114,326	3.8	114,518	3.2
Earned surplus
Earned surplus reserve		81,858		81,858
Voluntary reserve		950,033		1,020,029
Reserve for specified fixed assets		33		29
General reserve		950,000		1,020,000
Unappropriated retained earnings		137,538		43,131

Total earned surplus		1,169,430	38.8	1,145,018	31.6
Net unrealized gain on investments		50,603	1.7	84,761	2.3
Treasury stock	*5	(31,620)	(1.1)	(80,448)	(2.2)

TOTAL SHAREHOLDERS’ EQUITY		1,485,538	49.3	1,446,649	39.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,010,792	100.0	3,627,776	100.0

B. Income Statement

		101st Fiscal Year from April 1, 2004 to March 31, 2005		102nd Fiscal Year from April 1, 2005 to March 31, 2006
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Operating revenue
Property and equipment fee revenue	*1	55,787		61,118
Rent revenue	*2	29,511		31,736
Royalty on trademark	*3	14,880		23,035
Dividend from subsidiaries and affiliates		162,389		95,854
Others	*4	7,032		8,957

Total operating revenue	*8	269,600	100.0	220,699	100.0
Operating expenses
Compensation and benefits		1,687		3,811
Rental and maintenance	*5	31,061		34,176
Data processing and office supplies	*6	20,117		23,586
Depreciation and amortization		27,762		24,272
Taxes		1,012		1,195
Others	*7	4,915		5,389
Interest expenses		5,149		5,218

Total operating expenses	*8	91,702	34.0	97,648	44.2

Operating income		177,898	66.0	123,050	55.8

Non-operating revenue
Dividends received		1,726		2,119
Leveraged lease revenue		—		4,845
Investment enterprise partnerships revenue		—		1,260
Others		1,906		178

Total non-operating revenue		3,632	1.3	8,401	3.8
Non-operating expenses
Loss on sales and retirement of fixed assets		960		—
Bond issue expense		229		—
Others		933		169

Total non-operating expenses	*8	2,122	0.8	169	0.1

Ordinary income		179,408	66.5	131,282	59.5

		101st Fiscal Year from April 1, 2004 to March 31, 2005		102nd Fiscal Year from April 1, 2005 to March 31, 2006
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Special profits
Gain on sales of investment securities		10,022		8,987
Profit on redemption of warrants		195		—

Total special profits		10,218	3.8	8,987	4.0
Special losses
Loss on sales of investment securities		68		341
Loss on devaluation of investment securities		2,351		96
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		47,242		115,432
Loss on abandonment of fixed assets		—		8,444

Total special losses		49,661	18.4	124,313	56.3

Income before income taxes		139,965	51.9	15,956	7.2

Income taxes - current		3,455	1.3	12,681	5.7

Income taxes - deferred		(11,603)	(4.3)	(14,603)	(6.6)

Net income		148,113	54.9	17,878	8.1

Unappropriated retained earnings brought forward		8,849		48,121

Interim dividend		19,423		22,868

Unappropriated retained earnings		137,538		43,131

C. Appropriation of Non-consolidated Retained Earnings

		101st Fiscal Year		102nd Fiscal Year
Date Approved at Board of Directors		May 18, 2005		May 17, 2006

	Notes	Amount (Millions of yen)		Amount (Millions of yen)
Unappropriated retained earnings			137,538		43,131
Reversal of voluntary reserves:
Reversal of general reserve:		—		26,000
Reversal of reserve for specified fixed assets		4	4	4	26,004

Total			137,542		69,134

Appropriation:
Cash dividends	*1	19,422		68,620
General reserve		70,000	89,422	—	68,620

Unappropriated retained earnings to be carried forward			48,121		515

* 1	¥10.0 per share for the year ended March 31, 2005. Interim dividend of ¥19,423 million (¥10.0 per share) has been paid out for the year ended March 31, 2005.

¥36.0 per share for the year ended March 31, 2006. Interim dividend of ¥22,868 million (¥12.0 per share) has been paid out for the year ended March 31, 2006.

[Significant Accounting Policies]

101st Fiscal Year				102nd Fiscal Year
1.	Basis and Methods of Valuation for Financial Instruments			1.	Basis and Methods of Valuation for Financial Instruments
	(1)	Other securities			(1)	Other securities
		a. Securities with market value				a. Securities with market value
		Recorded at market value.				(Same as left)

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

		b. Securities with no market value Recorded at cost using the moving average method or amortized cost.				b. Securities with no market value (Same as left)
With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

	(2)	Stocks of subsidiaries and affiliates			(2)	Stocks of subsidiaries and affiliates
		Recorded at cost using the moving average method.				(Same as left)

2.	Depreciation and Amortization			2.	Depreciation and Amortization
	(1)	Depreciation of tangible fixed assets			(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

The estimated useful lives are generally as follows:

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method. The estimated useful lives are generally as follows:
		Buildings	15 - 50 years			Buildings	15 - 50 years
		Furniture & fixtures	3 - 6 years			Furniture & fixtures	3 - 10 years

	(2)	Amortization of intangible assets			(2) Amortization of intangible assets
		Intangible assets are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software were based on those determined internally.				(Same as left)

3. Translation of Assets and Liabilities Denominated in Foreign Currencies				3. Translation of Assets and Liabilities Denominated in Foreign Currencies
		Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.				(Same as left)

4.	Provisions			4. Provisions
	(1)	Allowance for doubtful accounts			(1) Allowance for doubtful accounts
		To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.				(Same as left)

	(2)	Accrued bonuses			(2) Reserve for bonus payment
		To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the prescribed calculation method.				(Same as left)

101st Fiscal Year			102nd Fiscal Year

5.	Leasing Transactions		5.	Leasing Transactions
		Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.			(Same as left)

6.	Hedging Activities		6.	Hedging Activities
	(1)	Hedge accounting		(1)	Hedge accounting
		Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.			(Same as left)

	(2)	Hedging instruments and hedged item		(2)	Hedging instruments and hedged item
		The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans			(Same as left)

	(3)	Hedging policy		(3)	Hedging policy
		As a general rule, the interest rate risk on bonds is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.			(Same as left)

	(4)	Valuating the validity of hedging instruments		(4)	Valuating the validity of hedging instruments
		The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.			(Same as left)

7.	Other Important Items as Basis of Financial Statements		7.	Other Important Items as Basis of Financial Statements
	(1)	Accounting for consumption taxes		(1)	Accounting for consumption taxes
		Consumption taxes are accounted for based on the tax exclusion method.			(Same as left)

	(2)	Application of consolidated tax return system		(2)	Application of consolidated tax return system
		The Company applies consolidated tax return system.			(Same as left)

[Change in Accounting]

101st Fiscal Year	102nd Fiscal Year
(Accounting for Impairment of Fixed Assets)
From the year ended March 31, 2006, the Company adopted Statement of Opinion ,”Accounting for Impairmrnt of Fixed Assets” isuued by the Business Accounting Council on August 9, 2002 and Guidance No.6 “Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accountig Standards Board of Japan(“ASB”) on October 31, 2003. This adoption had no effect on the income statement for the year ended March 31, 2006.

[Change in Representation]

101st Fiscal Year	102nd Fiscal Year
(Fixed Assets)

In accordance with “Revision of the Securities Exchange Law” (Legislation No.97, 2004), which was issued on June 9, 2004 and applied on December 1, 2004, and the Practical Guidelines Concerning Accounting for Financial Instruments (Accounting Committee Report No.14) which was revised on February 15, 2005, ¥6,727 million of investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities Exchange Law is included in “Investment securities” and “Other securities of subsidiaries and affiliates” as of March 31, 2005, instead of ¥4,600 million of “Other investments” of “Investments and others” as of March 31, 2004.

(Non-operating revenue )

Dividend from subsidiaries and affiliates (¥78 million for the year ended March 31, 2003) which was included in “Others”, is presented as an independent account as the amount exceeded 10% of the total operating revenue. Interest income (¥0 million for the year ended March 31, 2004) is included in “Others”.

“Levareged lease revenue “and “Investment enterprise partnerships revenue” are separately reported from the year ended March 31, 2006. becasuse heir importance rose. They were inculuded in “Other” (¥1,724million and ¥21 million) for the year ended March 31, 2005.

[Notes to the Financial Statements]

(Balance Sheets)

101st Fiscal Year		102nd Fiscal Year
*1. Accumulated depreciation on tangible fixed assets:		*1. Accumulated depreciation on tangible fixed assets:
Buildings Furniture & fixtures	¥22,799 (million) 43,782	Buildings Furniture & fixtures	¥23,705 (million) 44,830

Total	66,582	Total	68,535

*2. Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a market value of ¥79,137 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

*2. Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a market value of ¥107,632 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

  3. Financial guarantee (Note) 1

Principal and coupons of ¥258,200 million bonds issued by Nomura Securities Co., Ltd.

¥258,200 million

Commercial Paper with face value of US$150,000 thousand issued by Nomura International plc and swap transactions worth US$169,180 thousand executed by Nomura International plc

¥34,277 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with fac e value of US$158,000 thousand, €370,000 thousand, and ¥120,950 million.

¥189,300 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$759,700 thousand, €34,500 thousand, AU$72,000 thousand, and ¥1,150,614 million.

¥1,242,956 million (Note) 2

Swap transactions worth US$341,941 thousand executed by Nomura Global Financial Products Inc.

¥36,721 million (Note)2

  3. Financial guarantee (Note) 1

Principal and coupons of ¥258,200 million bonds issued by Nomura Securities Co., Ltd.

¥258,200 million

Commercial Paper with face value of US$994,132 thousand issued by Nomura Holdings America Inc.

¥116,781 million

Commercial Paper with face value of US$150,000 thousand issued by Nomura International plc and swap transactions worth US$236,168 thousand executed by Nomura International plc

¥45,363 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, and ¥60,950 million.

¥79,510 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$1,641,200 thousand, €1,086,000 thousand, AU$115,200 thousand, and ¥1,636,100 million.

¥1,993,666 million (Note) 2

(Note)1    In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.\

2  Includes co-guarantee with Nomura Securities Co., Ltd.

Swap transactions worth US$300,046 thousand executed by Nomura Global Financial Products Inc. ¥35,246 million (Note) 2

(Note)1    In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2  Includes co-guarantee with Nomura Securities Co., Ltd.

*4. Common Stock Authorized number of shares: 6,000,000,000 common stocks Number of shares issued: 1,965,919,860 common stocks		*4. Common Stock Authorized number of shares: 6,000,000,000 common stocks Number of shares issued: 1,965,919,860 common stocks

*5. Treasury Stocks 23,730,994 common stocks		*5. Treasury Stocks 59,822,266 common stocks

*6. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:		*6. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:
Short-term loans receivable ¥1,090,526 million		Short-term loans receivable ¥1,624,010 million
Accounts receivable 63,782		Accounts receivable 156,719
Long-term guarantee deposits 47,779		Long-term guarantee deposits 49,287
Short-term borrowings 742,000		Short-term borrowings 1,222,000
Deposits received 75,780		Deposits received 100,871
Besides the above-mentioned, other asset with Subsidiaries and Affiliates are ¥41,048 million.

  7. Amounts to be excluded from distributable earnings

The amount that was excluded from the calculation of distributable earnings as of March 31, 2004 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Law was ¥50,603 million.

  7. Amounts to be excluded from distributable earnings

The amount that was excluded from the calculation of distributable earnings as of March 31, 2005 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Law was ¥84,761 million.

(Statements of Income)

101st Fiscal Year			102nd Fiscal Year

*1	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1	(Same as left)

*2	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2	(Same as left)

*3	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3	(Same as left)

*4	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4	(Same as left)

*5	Breakdown of Rental and maintenance		*5	Breakdown of Rental and maintenance
	Real estate	¥27,613 million		Real estate	¥30,022 million
	Furniture and fixtures	3,448		Furniture and fixtures	4,155
	Total	31,061		Total	34,176

*6	Breakdown of Data processing and office supplies		*6	Breakdown of Data processing and office supplies
	Data processing	¥20,117 million		Data processing	¥23,584 million
	Office supplies	1		Office supplies	2
	Total	20,117		Total	23,586

*7	Breakdown of Others		*7	Breakdown of Others
	Training and data	¥2,066 million		Training and data	¥2,236 million
	Water and electricity	785		Water and electricity	768
	Others	2,064		Others	2,386
	Total	4,915		Total	5,389

*8

Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:
¥269,330 million

Operating expenses to subsidiaries and affiliates:

                    ¥45,471 million

Non-operating expenses to subsidiaries and affiliates:

                    ¥614 million

			*8

Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:

                    ¥220,375 million

Operating expenses to subsidiaries and affiliates:
¥53,942 million

Non-operating expenses to subsidiaries and affiliates:
¥98 million

(Leasing Transactions)

101st Fiscal Year				102nd Fiscal Year
1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:			1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:

	(1)	Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)			(1)	Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)
			Furniture and fixtures				Furniture and fixtures
		Acquisition cost	¥4,457million			Acquisition cost	¥1,179million
		Accumulated depreciation	3,617			Accumulated depreciation	741
		Year-end balance	839			Year-end balance	438

	(2)	Closing balance of the obligation under lease (See Note below.)			(2)	Closing balance of the obligation under lease (See Note below.)
		One year or less	¥395 million			One year or less	¥284million
		More than one year	444			More than one year	154
		Total	839			Total	438

	(3)	Lease payments and depreciation expense			(3)	Lease payments and depreciation expense
		Lease payments	¥835million			Lease payments	¥379million
		Depreciation expense	¥835million			Depreciation expense	¥379million

	(4)	The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.			(4)	The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(Note)		The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.		(Note)		The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.

(Securities Held)

(1) Bonds Held to Maturity

None

(2) Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	101st Fiscal Year			102nd Fiscal Year
	Book Value	Market Value	Difference	Book Value	Market Value	Difference
Subsidiaries	—	—	—	—	—	—
Affiliates	45,785	92,761	46,976	45,877	124,158	78,281

(3) Other Securities with Market Value (Millions of yen)

	101st Fiscal Year			102nd Fiscal Year
	Cost	Book Value	Difference	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	53,215	138,846	85,631	54,350	195,098	140,748
Bonds	—	—	—	—	—	—
Others	14,429	15,081	652	18,491	21,517	3,027

Subtotal	67,645	153,928	86,283	72,841	216,615	143,774
Securities whose book value does not exceed cost
Equities	2,036	1,809	(228)	920	711	(208)
Bonds	—	—	—	—	—	—
Others	5,000	4,732	(268)	4,000	3,990	(10)

Subtotal	7,036	6,541	(496)	4,920	4,701	(218)

Total	74,681	160,468	85,787	77,760	221,317	143,556

(4) Securities without Market Value (except those referred in (1) and (2) above)

	101st Fiscal Year	102nd Fiscal Year
	Book Value (Millions of yen)	Book Value (Millions of yen)
Bonds Held to Maturity	—	—
Other Securities	30,749	39,438
Recorded as Fixed Asset	30,749	39,438
Equities (Unlisted equities, etc.)	22,023	22,929
Bonds (Unlisted bonds, etc.)	—	—
Others	8,727	16,509
Other securities of subsidiaries and affiliates	5,660	12,803
Other	3,067	3,706

(Derivative Transactions)

Statement on derivative transactions is omitted as hedge accounting is applied.

(Tax Effect Accounting)

101st Fiscal Year		102nd Fiscal Year
1. Breakdown of deferred tax assets and liabilities		1. Breakdown of deferred tax assets and liabilities
Deferred tax assets		Deferred tax assets
Loss on devaluation of securities	¥ 68,546 million	Loss on devaluation of securities	¥115,808 million
Net operating loss	12,342	Net operating loss	6,814
Loss on devaluation of fixed assets	4,132	Loss on devaluation of fixed assets	4,132
Others	1,772	Others	3,338
Total deferred tax assets	86,792	Sub Total deferred tax assets	130,092
Deferred tax liabilities		Valuation reserve	(28,715)
Net unrealized gain on investments	(35,165)	Total deferred tax assets	101,377
Reserve for specified fixed assets	(20)	Deferred tax liabilities
Others	(29)	Net unrealized gain on investments	(58,902)
Total deferred tax liabilities	(35,214)	Reserve for specified fixed assets	(18)
Net deferred tax assets	51,578	Others	(13)
		Total deferred tax liabilities	(58,933)
		Net deferred tax assets	42,445

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application		2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application
Statutory effective tax rate	41.0%	Statutory effective tax rate	41.0%

(Adjustments)		(Adjustments)
Permanent differences excluded from revenues	(47.7)	Permanent differences excluded from revenues	(247.4)
Permanent differences excluded from expenses	0.3	Permanent differences excluded from expenses	9.2
Others	0.6	Valuation reserve	180.0
Corporate tax rate after tax effect accounting	(5.8)	Others	5.2
		Corporate tax rate after tax effect accounting	(12.0)

(Information on Per Share Data)

101st Fiscal Year		102nd Fiscal Year
Shareholders’ equity per share	¥764.88	Shareholders’ equity per share	¥758.96

Net income per share	¥76.26	Net income per share	¥9.34

Net income per share – diluted	¥26.21	Net income per share – diluted	¥9.32

(Note) The base data for calculating net income per share are as follows:

	101st Fiscal Year	102nd Fiscal Year
Net income per share
Net income (Millions of yen)	148,113	17,878
Amount which does not belong to shareholders of common stock (Millions of yen)	—	—
Net income which belong to common stock (Millions of yen)	148,113	17,878
Average number of common stock during the fiscal year (Thousands of shares)	1,942,315	1,914,912

Net income per share – diluted
Adjustment on net income (Millions of yen)	—	—
Increase of common stock (Thousands of shares)	1,116	4,096
(Increase due to stock acquisition right (Thousands of shares))	1,116	4,096

Common stock equivalents which are not included in the net income per share – diluted as they have no dilutive effect	(Stock Acquisition Right) Stock Acquisition Right No. 1 (Resolved on June 26, 2002) Stock Acquisition Right No. 2 (Resolved on June 26, 2003) Stock Acquisition Right No. 4 (Resolved on June 25, 2004)	(Stock Acquisition Right) Stock Acquisition Right No. 1

[Significant Subsequent Events]

	101st Fiscal Year			102nd Fiscal Year
1.	Details of a share buyback program authorized at the Board of Directors held on May 18, 2005 in accordance with Article 211-3-1-2 of the Commercial Code and the result of the share buyback program are as follows:			None

	(1)	Share buyback program authorized at the Board of Directors

		a.	Type of shares
The Company’s common stock

		b.	Total shares authorized for buyback
25,000,000 shares (Upper limit)

		c.	Total value of shares authorized for buyback
¥37,500 million (Upper limit)

		d.	Period
May 19, 2005 through June 23, 2005

	(2)	Result of the share buyback program
The Company repurchased 25,000,000 shares of its common stock. (Purchase amount: ¥33,827 million)

2.	The Board of Directors on June 28, 2005 approved a resolution to set up a share buyback program in accordance with Article 211-3-1-2 of the Commercial Code.

	(1)	Type of shares
The Company’s common stock

	(2)	Total shares authorized for buyback
25,000,000 shares (Upper limit)

	(3)	Total value of shares authorized for buyback
¥37,500 million (Upper limit)

	(4)	Period
July 1, 2005 through September 16, 2005

(3) Others

None

Report of Independent Auditors

June 28, 2005

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Sadahiko Yoshimura

Certified Public Accountant

Designated and Operating Partner

Michiyoshi Sakamoto

Certified Public Accountant

Designated and Operating Partner

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2004 to March 31, 2005 which comprise the consolidated balance sheet, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2005, and the consolidated results of their operations and their cash flows for the consolidated year then ended in conformity with accounting principles generally accepted in the United States of America (refer to Notes 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 28, 2006

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Michiyoshi Sakamoto

Certified Public Accountant

Designated and Operating Partner

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

Hiroki Matsumura

Certified Public Accountant

Designated and Operating Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2005 to March 31, 2006 which comprise the consolidated balance sheet, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2006, and the consolidated results of their operations and their cash flows for the consolidated year then ended in conformity with accounting principles generally accepted in the United States of America (refer to Notes 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 28, 2005

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Sadahiko Yoshimura

Certified Public Accountant

Designated and Operating Partner

Michiyoshi Sakamoto

Certified Public Accountant

Designated and Operating Partner

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 101th fiscal period from April 1, 2004 to March 31, 2005 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2005, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 28, 2006

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Michiyoshi Sakamoto

Certified Public Accountant

Designated and Operating Partner

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

Hiroki Matsumura

Certified Public Accountant

Designated and Operating Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 102th fiscal period from April 1, 2005 to March 31, 2006 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2006, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.